Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

by and among

HYLAND SOFTWARE, INC.,

ALLSCRIPTS HEALTHCARE, LLC,

PF2 EIS LLC,

ALLSCRIPTS SOFTWARE, LLC

and

ALLSCRIPTS HEALTHCARE SOLUTIONS, INC.

Dated as of February 15, 2018

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TABLE OF CONTENTS CONTINUED

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TABLE OF CONTENTS CONTINUED

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SCHEDULES, EXHIBITS AND ANNEXES

Seller Disclosure Schedule

Schedule 1.1(c)	Assigned Contract Rights
Schedule 1.1(e)	Transferred Intellectual Property
Schedule 1.1(f)	Purchased Fixtures, Computers, Servers, Equipment and Systems
Schedule 1.2(f)	Excluded Assets
Schedule 1.3(a)	Oral Assigned Contract Rights
Schedule 1.3(b)(i)	Assumed Payables
Schedule 1.3(d)	Assumed Retention Bonuses
Schedule 5.3(a)(i)	Severance Obligations
Schedule 5.3(a)(ii)	Accrued Employee Bonus Amount
Schedule 6.1(e)	Required Consents

Exhibit A	Form of Confidentiality Agreement
Exhibit B	Form of FIRPTA Certificate
Exhibit C	Form of Assignment and Assumption Agreement
Exhibit D	Form of Bill of Sale
Exhibit E	Form of Intellectual Property Assignment
Exhibit F	Form of Intellectual Property License Agreement
Exhibit G	Form of Joint Use and Occupancy Agreement
Exhibit H	Form of Transition Services Agreement

Annex A	Definitions
Annex B	Company Offerings
Annex C	Net Working Capital Sample Statement

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ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT, dated as of February 15, 2018 (this “Agreement”), is entered into by and among Allscripts Healthcare, LLC, a North Carolina limited liability company (“Allscripts LLC”), PF2 EIS LLC, a Delaware limited liability company and wholly-owned subsidiary of Allscripts LLC (“EIS”), and Allscripts Software, LLC, a Delaware limited liability company (“Allscripts Software,” and, together with Allscripts LLC, and EIS, “Seller Group”), Allscripts Healthcare Solutions, Inc., a Delaware corporation (“Seller Parent”), and Hyland Software, Inc., an Ohio corporation (“Purchaser”). Capitalized terms used in this Agreement but not otherwise defined will have the meanings set forth in Annex A to this Agreement.

RECITALS

A.       Seller Group is in the business of, among other businesses, providing hospitals and health systems document and other content management software and services generally known as “OneContent” and consisting of the Company Offerings, the “ECM Business”).

B.        Subject to the terms and conditions set forth herein, Seller Group desires to sell and assign to Purchaser, and Purchaser wishes to purchase and assume from Seller Group, at Closing, the Purchased Assets and the Assumed Liabilities.

In consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows.

ARTICLE I
THE TRANSACTION

Section 1.1            Purchase and Sale of the Purchased Assets. Upon the terms and subject to the conditions contained in this Agreement, at the Closing, Purchaser will acquire, purchase and accept from Seller Group, and Seller Group will sell, transfer, convey and deliver to Purchaser, free and clear of all Encumbrances (other than Permitted Encumbrances) for the consideration specified in Section 1.5 and otherwise set forth herein, all of Seller Group’s right, title and interest, in, to and under the Purchased Assets.

Section 1.2            Excluded Assets. Purchaser expressly understands and agrees that the Purchased Assets will not include, and Seller Group will retain, all right title and interest in, to and under the properties, assets and rights of any kind, whether tangible or intangible, real or personal, of Seller Group other than the Purchased Assets (the “Excluded Assets”). Without limiting the generality of the foregoing, the Excluded Assets include the following:

(a)                all Cash;

(b)               any Technology and Intellectual Property Rights (A) of any member of Seller Group and (B) of any third party, other than, in each case, the Transferred Intellectual Property;

(c)                the Seller-Retained Trademarks and all Intellectual Property Rights licensed pursuant to that certain Cross License Agreement, dated as of October 2, 2017 (the “McKesson Cross License”), between McKesson Corporation and Seller Parent (the “McKesson-Retained Intellectual Property”);

(d)               all Tax assets (including duty and Tax refunds and prepayments) of any member of Seller Group;

(e)                all books and records of Seller Group unless exclusively related to the ECM Business;

(f)                any assets set forth on Schedule 1.2(f); and

(g)               any assets held by any member of Seller Group, except for the Purchased Assets.

Section 1.3            Assumed Liabilities. Upon the terms and subject to the conditions contained in this Agreement, at the Closing, Purchaser shall assume and agree to pay, perform and discharge only the following Liabilities of Seller Group (collectively, the “Assumed Liabilities”), and no other Liabilities:

(a)                all Liabilities in respect of the Assigned Contract Rights, but only to the extent that such Liabilities (i) are in writing, and (ii) are required to be performed after the Closing Date and, (iii) except for Credits, do not relate to any breach, default or violation of or under the Contract to which such Assigned Contract Right relates by any member of Seller Group or McKesson on or prior to the Closing;

(b)               accrued software expenses of Seller Group to third parties to the extent related to the ECM Business that remain unpaid as of the Closing Date, but only to the extent included in the calculation of Net Working Capital for purposes of Sections 1.5 and 1.6 (the “Assumed Software Expenses”);

(c)                (i) the portion of Property Taxes allocable to the portion of a Taxable Period beginning after the Closing Date (as determined under Section 5.4(a)) and (ii) 50% of Transfer Taxes as provided for in Section 5.4(c); and

(d)               the retention bonuses (in each case, up to the amounts per individual (whether accrued or unaccrued as of the Closing) set forth next to those ECM Employees listed on Schedule 1.3(d) who become Transferred Employees), payable in accordance with the retention agreements set forth on such Schedule (the “Assumed Retention Bonuses”).

Section 1.4            Excluded Liabilities. Notwithstanding the provisions of Section 1.3 or any other provision in this Agreement to the contrary, Purchaser shall not assume and shall not be responsible to pay, perform or discharge any Liabilities of Seller Group or any of its Affiliates of any kind or nature whatsoever other than the Assumed Liabilities (the “Excluded Liabilities”). Without limiting the generality of the foregoing, the Excluded Liabilities include the following:

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(a)                any Liabilities in respect of any pending or threatened Action relating to Seller Group or its Affiliates, including any Action arising out of, relating to or otherwise in respect of the operation of the ECM Business or the Purchased Assets, including those arising out of or relating to the Horizon CID or any Covered DOJ Action (each as defined in the McKesson Agreement);

(b)               any Liability for Taxes of or imposed on any member of Seller Group or any Affiliate thereof for any Taxable Period, whether or not relating to or arising from the ECM Business, other than Taxes that are Assumed Liabilities, if any;

(c)                except for the Assumed Software Expenses, all trade accounts payable, accrued expenses, current liabilities and Indebtedness of Seller Group, including any intercompany payables owing to or among Seller Group or any of its Affiliates;

(d)               except for the Assumed Retention Bonuses, any Liabilities arising under or in connection with any Seller Employee Plan or any employee benefit plan of McKesson Corporation or its Subsidiaries providing benefits to any present or former employee of Seller Group (including any ECM Employee, whether or not a Transferred Employee);

(e)                except for the Assumed Retention Bonuses, any Liabilities with respect to any present or former employees, officers, directors, retirees, independent contractors or consultants of Seller Group or any of its Affiliates (including any ECM Employee, whether or not an Offered Employee), including any Liabilities associated with any claims for wages or other benefits, bonuses, accrued vacation, workers’ compensation, severance, retention, termination or other payments, in each case, arising in connection with such Persons’ service with McKesson Corporation or its Subsidiaries or Seller Group or any of its Affiliates;

(f)                all Liabilities of the Seller Group to the extent related to any Excluded Assets, including any Liability under any Contract that is not an Assumed Liability pursuant to Section 1.3(a);

(g)               any Liabilities to the extent relating to hosting services, including Liabilities under any service level agreements (SLAs) with respect to such services or any ransomware claims;

(h)               except for Credits taken into account in the calculation of Net Working Capital for purposes of Sections 1.5 and 1.6, any Liabilities to provide Company Offerings for credit, including (i) any Liability related to credit-pooling arrangements and (ii) any Liability for Customer Negative Credit Balances existing as of the Closing Date;

(i)                 any Liability relating to the conduct of the ECM Business prior to the Closing, including any recall, warranty, guaranty, defect or similar claims with respect to any Company Offering to the extent not an Assumed Liability;

(j)                 any Liabilities arising out of, in respect of or in connection with the failure by Seller Group or any of its Affiliates or predecessors to comply with any Law or Order; and

(k)               all Seller Transaction Expenses.

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Section 1.5            Consideration.

(a)                As consideration for the Purchased Assets, at the Closing, Purchaser will (i) assume the Assumed Liabilities in accordance with Section 1.3, and (ii) pay to Allscripts LLC (or such Affiliate of Allscripts LLC designated by Allscripts LLC), in the manner described herein, an amount equal to $260,000,000 minus as of the Effective Time (A) the Deferred Revenue Amount, minus (B) the aggregate amount of the Assumed Retention Bonuses, minus (C) the Accrued Employee Bonus Amount plus (D) the Triggered Severance Obligation, and (E) either (x) minus the Net Working Capital Deficiency or (y) plus the Net Working Capital Surplus, each as determined in accordance with this Section 1.5 and Section 1.6 (the “Purchase Price”).

(b)               At least three Business Days prior to the Closing, Allscripts LLC will prepare and deliver to Purchaser a statement setting forth Allscripts LLC’s good faith estimate, as of the Effective Time, of (i) the Deferred Revenue Amount, (ii) the Triggered Severance Obligation, (iii) the Accrued Employee Bonus Amount, (iv) the Assumed Retention Bonuses, (v) the Net Working Capital, (vi) the Working Capital Surplus or the Working Capital Deficiency, as applicable, and (vii) the Customer Negative Credit Balances. The “Estimated Purchase Price” will be equal to $260,000,000 minus (A) Allscripts LLC’s estimate of the Deferred Revenue Amount, minus (B) Allscripts LLC’s estimate of the Accrued Employee Bonus Amount, minus (C) Allscripts LLC’s estimate of the aggregate amount of the Assumed Retention Bonuses, plus (D) Allscripts LLC’s estimate of the Triggered Severance Obligation, and (E) either (x) plus Allscripts LLC’s estimate of the Net Working Capital Surplus or (y) minus Allscripts LLC’s estimate of the Net Working Capital Deficiency, as applicable.

(c)                At the Closing, Purchaser will pay in cash by wire transfer of immediately available funds, the Estimated Purchase Price to Allscripts LLC (or such Affiliate of Allscripts LLC designated by Allscripts LLC), to an account or accounts to be specified in a written notice delivered by Allscripts LLC to Purchaser at least three Business Days prior to the Closing (the “Seller Accounts”).

Section 1.6            Post-Closing Adjustment.

(a)                As promptly as practicable after the Closing, but in any event within 75 days after the Closing Date, Purchaser will prepare and deliver to Allscripts LLC a statement (the “Preliminary Post-Closing Statement”) setting forth Purchaser’s calculation, as of the Effective Time, of (i) the Deferred Revenue Amount, (ii) the Accrued Employee Bonus Amount, (iii) the Assumed Retention Bonuses, (iv) the Triggered Severance Obligation, (v) the Net Working Capital, (vi) the Working Capital Surplus or the Working Capital Deficiency, as applicable, and (vii) the Customer Negative Credit Balances. The Preliminary Post-Closing Statement shall also set forth Purchaser’s calculation of the Purchase Price based on the amounts included in the Preliminary Post-Closing Statement (the “Purchaser’s Purchase Price Calculation”).

(b)               Allscripts LLC may, within 30 days after delivery of the Preliminary Post-Closing Statement (the “Seller Notice Period”), deliver a notice to Purchaser (i) disagreeing with the calculations in the Preliminary Post-Closing Statement and setting forth Allscripts LLC’s calculation, as of the Effective Time, of Net Working Capital, the Deferred Revenue Amount, the Accrued Employee Bonus Amount, the Assumed Retention Bonuses, the Triggered Severance Obligation, the Customer Negative Credit Balances and Purchaser’s Purchase Price Calculation or (ii) describing the failure of Purchaser to comply with its obligations under Section 1.6(a) which has resulted in Allscripts LLC’s inability to determine its agreement or disagreement with the Preliminary Post-Closing Statement (each such notice in (i) or (ii), a “Notice of Disagreement”). During the 30-day period following delivery of the Preliminary Post-Closing Statement to Allscripts LLC, Purchaser shall provide Allscripts LLC with reasonable access to the books, records and personnel of Purchaser and each of its Affiliates related to the preparation of the Preliminary Post-Closing Statement reasonably necessary to enable Allscripts LLC to evaluate the accuracy of the Preliminary Post-Closing Statement. If Allscripts LLC does not deliver a Notice of Disagreement within the Seller Notice Period, then Allscripts LLC will be deemed to have agreed to the Preliminary Post-Closing Statement, and the Purchaser’s Purchase Price Calculation set forth therein will be final, conclusive and binding on the parties for all purposes hereunder. If Allscripts LLC delivers a Notice of Disagreement within the Seller Notice Period, Allscripts LLC shall be deemed to have agreed with all amounts and items contained or reflected in the Preliminary Post-Closing Statement to the extent such amounts or items are not disputed in the Notice of Disagreement and all such undisputed amounts will be final, conclusive and binding on the parties for purposes of this Section 1.6.

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(c)                If Allscripts LLC delivers a Notice of Disagreement within the Seller Notice Period, Purchaser and Allscripts LLC, during the 30 days following such delivery, will use their commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the final Purchase Price. If the parties so resolve all disputes, the computation of the final Purchase Price agreed upon by the parties will be final, conclusive and binding on the parties for purposes of this Section 1.6.

(d)               If Allscripts LLC delivers a Notice of Disagreement within the Seller Notice Period, and Purchaser and Allscripts LLC are unable to reach an agreement on the disputed items or amounts within the thirty (30)-day period described in Section 1.6(c), the parties will engage an independent accounting firm, to be agreed upon by Allscripts LLC and Purchaser (the “Independent Accountant”), to review this Agreement and the disputed items or amounts for the purpose of calculating the final Purchase Price (it being understood that, in making such calculation, the Independent Accountant will function as an expert and not as an arbitrator). In making its calculation of the final Purchase Price, the Independent Accountant (A) will apply the accounting and related standards contemplated by the definitions in this Agreement, including the definitions of “Net Working Capital” and “Deferred Revenue Amount,” (B) will consider only those items or amounts in the Preliminary Post-Closing Statement as to which Allscripts LLC identifies in the Notice of Disagreement and any amounts that are directly impacted thereby and (C) will not assign a value to any item in dispute greater than the greatest value for such item assigned by Purchaser or Allscripts LLC or less than the smallest value for such item assigned by Purchaser or Allscripts LLC. The Independent Accountant will deliver to Purchaser and Allscripts LLC, as promptly as practicable (but in any event within 45 days after the date of engagement of the Independent Accountant), a report setting forth its calculation of the final Purchase Price. The Independent Accountant’s calculation of the final Purchase Price will be final, conclusive and binding on the parties for all purposes hereunder. The fees, costs, and expenses of the Independent Accountant’s review and report will be allocated to and borne equally by Purchaser and Allscripts LLC.

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(e)                The Purchase Price, as finally determined in accordance with Section 1.6(b), (c) and (d), shall be final, conclusive and binding for purposes of this Section 1.6, and shall be the “Final Purchase Price.” If the Final Purchase Price is greater than the Estimated Purchase Price, Purchaser will promptly, and in no event later than three Business Days after determination of the Final Purchase Price in accordance with this Section 1.6, pay to Allscripts LLC (or such Affiliate of Allscripts LLC designated by Allscripts LLC) an amount equal to the difference between the Final Purchase Price and the Estimated Purchase Price, by wire transfer of immediately available funds to the Seller Accounts.

(f)                If the Final Purchase Price is less than the Estimated Purchase Price, Seller Group will promptly, and in no event later than three Business Days after determination of the Final Purchase Price in accordance with this Section 1.6, pay (or cause to be paid) to Purchaser an amount equal to the difference between the Estimated Purchase Price and the Final Purchase Price, by wire transfer of immediately available funds to an account specified by Purchaser.

(g)               On the date that is 15 months after the Closing Date, (i) Purchaser shall pay to Allscripts LLC an amount equal to that portion, if any, of the Assumed Retention Bonuses that Purchaser, in its sole discretion, has determined will not be required to be paid pursuant to the terms and conditions of the applicable agreements, and (ii) Allscripts LLC shall pay to Purchaser an amount equal to any portion of the Triggered Severance Obligation that was either (A) not paid by the Seller Group to any ECM Employee, or (B) was paid to a ECM Employee who was either retained or subsequently re-hired by the Seller Group or any of its Affiliates at any time during the 12 months following the Closing Date.

Section 1.7            Allocation of Purchase Price. Within 60 days following the determination of the Final Purchase Price pursuant to Section 1.6, Allscripts LLC shall provide to Purchaser a schedule allocating the final Purchase Price (plus the Assumed Liabilities, to the extent properly taken into account under Section 1060 of the Code) among the Purchased Assets and the covenants contained in Section 5.8 (the “Allocation Schedule”). If Purchaser does not provide notice of disagreement to Allscripts LLC within 30 days of receiving the Allocation Schedule, the Allocation Schedule shall be binding as the final Allocation Schedule (the Allocation Schedule, as finalized pursuant to this Section 1.7, the “Final Allocation Schedule”). If Purchaser provides notice of disagreement to Allscripts LLC within such 30-day period, Allscripts LLC and Purchaser shall discuss in good faith Purchaser’s disagreement and, if Allscripts LLC and Purchaser resolve such disagreements within 30 days (or such longer period as agreed between the parties) of Purchaser receiving the Allocation Schedule, the Allocation Schedule shall be revised to reflect such resolution and as so revised shall be the Final Allocation Schedule. If Allscripts LLC and Purchaser are unable to resolve such disagreements within such 30 days (or such longer period as agreed between the parties), each of Allscripts LLC and Purchaser shall be entitled to allocate the final Purchase Price in the manner it determines in its sole discretion, and neither party shall have any liability to the other with respect to such allocations. The parties agree (and agree to cause each of their respective Affiliates) to utilize the allocation set forth in any Final Allocation Schedule for all Tax purposes, including the filing of all Tax Returns and in the course of all Tax-related proceedings, unless otherwise required by applicable Law pursuant to a final determination in connection therewith.

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Section 1.8            Withholding. Purchaser will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it may be required to deduct and withhold under the Code or any applicable provision of state, local or non-U.S. Tax Law; provided, however, in the event Purchaser determines it is, or may be, required to deduct or withhold any amounts from the amount paid to Seller Group in exchange for the Purchased Assets, prior to any such deduction or withholding, Purchaser will consult with Seller Group in good faith reasonably in advance regarding such determination and the parties will use commercially reasonable efforts and will cooperate with each other to avoid or otherwise mitigate any requirement to withhold or deduct any amounts from the consideration payable hereunder; provided, further, that in the event the parties are unable to agree regarding the applicability of any such requirement or the required actions in respect of avoiding or mitigating any such requirement, Purchaser will be entitled to deduct and withhold the amount as may be required by the Code or any applicable provision of state, local or non-U.S. Tax Law. To the extent that any amounts are so withheld and paid over by Purchaser to the applicable Taxing Authority, the withheld amounts will be treated for all purposes of this Agreement as having been paid to the party in respect of which such amounts are withheld.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE SELLER GROUP

Except as set forth in the corresponding sections or subsections of the disclosure schedule attached hereto (each section of which will be deemed to qualify any other section or subsection of this ARTICLE II to which the matter relates, so long as the applicability of such matter to such section is reasonably apparent on its face (the “Seller Disclosure Schedule”); it being understood that the inclusion of any information in any section of the Seller Disclosure Schedule or other document delivered by Seller Group pursuant to this Agreement will not be deemed to be an admission or evidence of the materiality of such item, nor will it establish a standard of materiality for any purpose whatsoever), Seller Group hereby represents and warrants to Purchaser that the statements in this ARTICLE II are true and correct as of the date of this Agreement and the Closing Date (or, if made as of a specified date, only as of such date). Notwithstanding anything else to the contrary contained herein, each of the statements in this ARTICLE II or in the Seller Disclosure Schedule as they relate to McKesson but solely with respect to any period of time from and after the McKesson Transaction Closing Date shall be deemed to be made to the Knowledge of Seller Group.

Section 2.1            Organization and Qualification. Each member of Seller Group is duly organized, validly existing and in good standing (to the extent such concept is recognized) under the Laws of its jurisdiction of incorporation or formation. Each member of Seller Group has all requisite power and authority to own, lease and operate its respective properties and carry on its respective business as each is currently conducted, and each is duly qualified to do business in each jurisdiction in which a failure to so qualify would result in a Material Adverse Effect.

Section 2.2            Wholly Owned Subsidiaries. Seller Parent holds, directly or indirectly, of record and beneficially, all equity, ownership or similar interests in every other member of Seller Group.

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Section 2.3            Authority. Each member of Seller Group has full power and authority to enter into this Agreement and the other Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each member of Seller Group of this Agreement and any other Transaction Document to which it is a party, and the consummation of the Transactions as contemplated hereby or thereby, have been duly and validly authorized, or prior to the execution thereof, will be duly and validly authorized, by all necessary action on the part of such member of Seller Group. This Agreement has been, and each other Transaction Document to which any member of Seller Group is or, at the Closing, will become a party will be, duly and validly executed and delivered by each member of Seller Group party thereto and, assuming the due authorization, execution and delivery of the other parties hereto and thereto, constitute or, with respect to any Transaction Document to be executed at the Closing, will constitute, the valid, legal and binding obligations of each member of Seller Group party thereto, enforceable against each member of Seller Group party thereto in accordance with their respective terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity and applicable Laws governing specific performance, injunctive relief and other equitable remedies.

Section 2.4            No Conflict; Required Consents and Approvals.

(a)                The execution, delivery and performance by each member of Seller Group of this Agreement and any other Transaction Document to which such member of Seller Group is or will be a party, and the consummation of the Transactions by Seller Group, do not and will not: (i) conflict with or violate the operating agreement, articles of organization, certificate of incorporation or bylaws or equivalent organizational documents of such member of Seller Group; (ii) assuming compliance with the matters referred to in Section 2.4(b), materially conflict with or violate any applicable Law; (iii) except as set forth on Section 2.4(a)(iii) of the Seller Disclosure Schedule, result in a material breach of, or constitute a material default (or an event that, with notice or lapse of time or both, would become a material breach or default) under, require material, non-ordinary course payments pursuant to the terms of, require any consent of or notice to any Person pursuant to, or give to others any right of termination, amendment, modification, acceleration or cancellation of or result in the creation of an Encumbrance (other than Permitted Encumbrances) on any of the Purchased Assets pursuant to, any Material Contract, any Contract referred to as of the date hereof in clause (c) of the definition of Purchased Assets or any Seller Group Permits.

(b)               The execution, delivery and performance by Seller Group of this Agreement and any other Transaction Document to which a member of Seller Group is or will be a party, and the consummation by each member of Seller Group of the Transactions, require no consents, waivers, authorizations, Orders or Permits, or approvals of, or filings, declarations or registrations with, or other action by or in respect of, any Governmental Entity, other than (i) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), including the termination or expiration of the waiting period required thereunder, or any other Antitrust Laws and (ii) compliance with any applicable requirements of any applicable securities Laws, whether federal, state, provincial or foreign.

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Section 2.5            Compliance with Applicable Law; Permits.

(a)                Solely with respect to the operation of the ECM Business and since January 1, 2015: (i) each member of Seller Group and McKesson is and has been in compliance in all material respects with all Laws; (ii) no member of Seller Group nor McKesson has received any written (or, to the Knowledge of Seller Group, oral) notice or Order, or to the Knowledge of Seller Group, a threatened claim, that any member of Seller Group is in material violation of any applicable Law; and (iii) no member of Seller Group nor McKesson has received any written (or, to the Knowledge of Seller Group, oral) notice of, and there has not occurred, is not pending and, to the Knowledge of Seller Group, is not threatened in writing, any investigation or review by any Governmental Entity regarding a violation of any applicable Law.

(b)               Seller Group is and has been in possession of all Permits necessary for the ownership and operation of the ECM Business (the “Seller Group Permits”), except where a failure to possess such Permits would not be material to the ECM Business. Seller Group is and has been in material compliance with all Seller Group Permits. No member of Seller Group nor McKesson has received any written notice of, and there has not occurred, and to the Knowledge of Seller Group, there is not threatened, any suspension, cancellation, modification, revocation or nonrenewal of any Seller Group Permit that would be material to the ECM Business.

(c)                Solely with respect to the ECM Business and since the McKesson Transaction Closing Date, neither Seller Group nor any predecessor has received written notice of any use of funds to offer or provide any unlawful contribution, payment, kickback, bribe, gift, gratuity, or entertainment. Seller Group is in compliance in all material respects with, and solely with respect to the ECM Business and since January 1, 2015, Seller Group and McKesson have during all periods for which any applicable statute of limitations has not expired, complied in all material respects with, the applicable provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and any other applicable U.S. or non-U.S. anti-corruption or anti-bribery laws and regulations.

(d)               Notwithstanding anything herein to the contrary, the representations and warranties contained in Section 2.5(a)(i) will not apply with respect to: (i) compliance with applicable Laws with respect to employee, labor and employee-benefits matters, which is exclusively addressed in the representations and warranties contained in Section 2.7 and Section 2.8, as applicable; (ii) compliance with applicable Laws with respect to intellectual property matters, which is exclusively addressed in the representations and warranties in Section 2.9; (iii) compliance with applicable Laws with respect to data privacy matters, which is exclusively addressed in the representations and warranties in Section 2.17; and (iv) compliance with applicable Laws with respect to healthcare regulatory compliance matters, which is exclusively addressed in the representations and warranties in Section 2.18.

Section 2.6            Litigation. Since January 1, 2015, (a) there has been no material Action pending, or to the Knowledge of Seller Group, threatened in writing against or affecting, or any outstanding Order against, the ECM Business, any of the assets or properties of the ECM Business, or any of the ECM Employees in their capacity as directors or officers of any member of Seller Group; (b) no member of Seller Group or McKesson has received any written communication or, to the Knowledge of Seller Group, oral communication that any Action by any Governmental Entity with respect to the ECM Business is pending or threatened; and (c) there is and has been no Order by or before any Governmental Entity imposed (or, to the Knowledge of Seller Group, threatened to be imposed) upon Seller Group or McKesson or their respective assets or properties (to the extent related to the ECM Business), by or before any Person. As of the date of this Agreement, there is no Action against Seller Group pending or, to the Knowledge of Seller Group, threatened in writing, or any outstanding Order, which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Transactions. There is no Action pending, or to the Knowledge of the Seller Group, threatened in writing against or affecting, the ECM Business, any of the assets or properties of the ECM Business, or any of the ECM Employees in their capacity as directors or officers of any member of Seller Group.

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Section 2.7            Employee Benefits.

(a)                List of Employee Plans. Section 2.7(a)(i) of the Seller Disclosure Schedule sets forth a true, complete and correct list of all Seller Employee Plans. For purposes of this Agreement, “Seller Employee Plan” means each employee benefit plan, including, but not limited to, (x) each “employee benefit plan” as defined in Section 3(3) of ERISA and (y) all employee benefit plans, policies, agreements or arrangements providing compensation or benefits of any kind, including compensation, employment, bonus or other incentive compensation, option, share purchase, restricted share, or other equity or equity-based compensation, deferred compensation, vacation or paid leave, fringe benefit, loans, salary continuation, group health or individual health, dental, medical, life insurance, survivor benefits, educational assistance plans, retiree medical or life insurance, supplemental retirement, severance, retention, change in control, consulting, termination or other benefit plan, policy, program, agreement, contract or arrangement, in each case that are sponsored, maintained or contributed to by Seller Group for the purpose of covering or providing compensation or benefits with respect to any current or former ECM Employee. Except as set forth on Section 2.7(a)(ii) of the Seller Disclosure Schedule, no Seller Employee Plan is maintained primarily for the benefit of ECM Employees (the Seller Employee Plans listed on Section 2.7(a)(ii) of the Seller Disclosure Schedule are hereinafter referred to as the “ECM Employee Plans”). No ECM Employee Plan is subject to applicable Laws outside of the United States.

(b)               Seller Employee Plan Summaries and Documents Made Available. Seller Group has made available to Purchaser true, correct and complete copies or summaries of the benefits provided to ECM Employees under any Seller Employee Plan. With respect to ECM Employee Plans, Seller Group has also made available to Purchaser true, correct and complete copies of the following documents with respect to each of the Seller Employee Plans, to the extent applicable: (i) any material plans and related trust documents and insurance contracts, and all material amendments thereto; (ii) the most recent Form 5500s filings and all schedules thereto, if applicable; (iii) the most recent actuarial valuation report (if any); (iv) the most recent IRS determination, advisory or opinion letter (if any); and (v) the most recent summary plan descriptions., together with any summary of material modifications thereto; and (vi) the three most recent annual compliance tests under Sections 401(a)(4), 410(b), 415 and 416 of the Code, with respect to any such ECM Employee Plans intended to be qualified under Section 401(a) of the Code.

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(c)                Multiemployer, Title IV and Other Funded Plans. No Seller Employee Plan is, and none of the members of Seller Group nor any ERISA Affiliate of a Seller Group member has within the past six years had any liabilities or obligations (including any liabilities or obligations on account of an ERISA Affiliate) with respect to which it is reasonably likely Purchaser would have any Liability following the Closing with respect to, (i) a multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA, (ii) a single employer pension plan within the meaning of Section 4001(a)(15) of ERISA for which Seller Group or any of their respective ERISA Affiliates could incur Liability under Section 4063 or 4064 of ERISA, (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), (iv) a plan that is subject to Title IV of ERISA or Section 412 of the Code or (v) a “funded welfare plan” within the meaning of Section 419 of the Code.

(d)               Retiree Welfare, Severance and Change of Control Plans. Except as would not reasonably be expected to result in Liability to Purchaser following the Closing, no Seller Employee Plan provides for or promises, retiree medical, retiree disability, retiree life insurance or other retiree welfare benefits to any ECM Employee or any dependent or beneficiary thereof, except as required by Section 4980B of the Code, Part 6 of Title I of ERISA or other applicable Law. Seller Group does not have any liability (including any material liability on account of an ERISA Affiliate) with respect to any failure to comply with Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA that will be liabilities of Purchaser after Closing. Neither the execution of this Agreement and the other Transaction Documents nor the consummation of the Transactions (whether alone or together with or upon the occurrence of any additional or subsequent events) will constitute an event under any Seller Employee Plan that will or would reasonably be expected to result in any payment (including severance or termination pay) or any acceleration, vesting, increase, funding (including the segregation of assets to fund) or provision of benefits thereunder, in each case, to any ECM Employee (or any dependent or beneficiary thereof).

(e)                Compliance with Law. With respect to each Seller Employee Plan and except as would not reasonably be expected to result in any Liability to Purchaser, (i) each Seller Employee Plan has been established, maintained and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code when applicable; and (ii) all employer contributions, premium payments and any other payments to each such plan required by Law or by the terms of such Seller Employee Plan have been made. Except as would not result in any Liability to Purchaser, there are no Actions or claims (other than routine claims for benefits in the normal course) pending or, to the Knowledge of Seller Group, threatened, anticipated or expected to be asserted with respect to any Seller Employee Plan or any related trust or other funding medium thereunder or involving any ECM Employee.

(f)                Determination Letters. Except as would not reasonably be expected to result in Liability to Purchaser following the Closing, each Seller Employee Plan that is intended to be qualified under Section 401(a) of the Code may rely upon an opinion letter from the IRS for prototype or volume submitter plan that the Seller Employee Plan is so qualified and the related trust is so tax exempt.

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(g)               Section 280G. The Transactions will not constitute a “change in ownership or control” within the meaning of Section 280G of the Code and the Regulations.

Section 2.8            Labor and Employment Matters.

(a)                List of ECM Employees. Via counsel, Seller Group has made available to Purchaser a true and complete schedule (the “Employee Schedule”) of (i) as of February 13, 2018, each ECM Employee and such ECM Employee’s unique identifying number, work location, title or position, date of hire, base salary or wage rate, any amount of current accrued vacation (as of January 1, 2018), target bonus under any management incentive plan, classification (i.e. exempt or not exempt) and status (e.g., part-time, full-time, seasonal or temporary) and (ii) as of January 31, 2018, each contractor providing services to the ECM Business (“ECM Contractor”); provided, that, to the extent applicable privacy or data protection Laws would prohibit the disclosure of certain personally identifiable information without the individual’s consent or Governmental Entity authorization, Seller Group will provide such information in de-identified form in compliance with applicable Laws. All ECM Employees are employed by a member of Seller Group or an Affiliate of Seller Group.

(b)               ECM Employees. Except as set forth on Section 2.8(b) of the Seller Disclosure Schedule or as will be provided pursuant to the Transition Services Agreement, the ECM Employees and the ECM Contractors are sufficient to run the ECM Business.

(c)                At-Will Employment. All ECM Employees who are employed in the United States are employed on an at-will basis. No ECM Employee is party to any employment or other Contract with any member of the Seller Group that includes (A) annual payments in excess of $125,000, (B) payment of any severance, retention, change in control, acceleration or similar payments or cash or other compensation or benefits with a value in excess of $125,000 directly as a result of the execution of this Agreement or the other Transaction Documents or the completion of the Transactions (whether or not such bonuses or payments do not become payable until the occurrence of a termination of employment or the occurrence of any other event or circumstance that may occur after the consummation of the Transactions) or (C) terms that restrict the ability of Seller Group to terminate the employment of such ECM Employee at any time for any lawful reason or for no reason without material Liability (including severance obligations).

(d)               Compliance with Laws. Solely with respect to the ECM Business, Seller Group and McKesson are and have been, since January 1, 2015, in material compliance with all applicable Laws regarding labor and employment, including those related to employment practices, terms and conditions of employment, wages and hours (including calculation and payment of overtime and other compensation), classification of individuals as “exempt” or “non-exempt”, classification as an employee or independent contractor (and neither McKesson Corporation nor, since the McKesson Transaction Closing Date, Seller Group has received any notice from any Governmental Entity disputing such classification), leaves of absence, collective bargaining, equal opportunity, immigration, the collection and withholding of employment-related Taxes, occupational health and safety, and workers’ compensation.

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(e)                Unions; Labor Relations. Solely with respect to the ECM Employees, no member of Seller Group, nor any ECM Employee, is a party to or covered by any collective bargaining agreement, shop agreement, works council agreement, or similar labor union or collective agreement and no such agreement is presently being negotiated and, to the Knowledge of Seller Group, there has not been any organizational campaign, petition or other unionization activity seeking recognition of a labor union or other representative relating to any ECM Employee.

(f)                WARN Act. Solely with respect to the ECM Employees, Seller Group is in material compliance with the Worker Adjustment and Retraining Notification Act of 1988 (29 USC § 2101), as amended, and any other applicable Laws regarding redundancies, reductions in force, mass layoffs, and plant closings (collectively, the “WARN Act”) and, as of the date hereof, has no liabilities pursuant thereto.

Section 2.9            Intellectual Property.

(a)                Registered Intellectual Property. Section 2.9(a) of the Seller Disclosure Schedule contains a complete and accurate list of all Registered Intellectual Property, in each case listing, as applicable, (i) the name of the applicant/registrant and/or current owner, (ii) the jurisdiction where the application/registration is located (and, for Domain Names, the applicable registrar), (iii) the application or registration number, (iv) the filing date and / or issuance / registration / grant date (to the extent available) and (v) the prosecution status. None of the Patents included in the Registered Intellectual Property has been or is now involved in any reissue or any interference, reexamination, or opposition proceeding in the U.S. Patent and Trademark Office or any corresponding foreign patent office elsewhere that has been served on any member of Seller Group and, to the Knowledge of Seller Group, no such action has been threatened. All of the material Registered Intellectual Property (other than applications that have not yet issued) is subsisting, enforceable, valid and in full force and effect.

(b)               Ownership. On the date of this Agreement, Seller Group is the owner of all ECM Owned Intellectual Property, free and clear of any Encumbrances (other than Permitted Encumbrances). Immediately following the Closing and the execution of the Intellectual Property Assignment, Purchaser will be the owner of all ECM Owned Intellectual Property, free and clear of any Encumbrances (other than Permitted Encumbrances) and, following the execution of the Transition Services Agreement and the Intellectual Property License Agreement, to the Knowledge of Seller Group, except as disclosed in Section 2.9(b) of the Seller Disclosure Schedule, Purchaser will have a valid right to use all other Intellectual Property Rights used by Seller Group in the ECM Business. No member of Seller Group has received, nor, to the Knowledge of Seller Group, has McKesson received, written notice or claim alleging that any other Person has any claim of legal or beneficial ownership with respect to the ECM Owned Intellectual Property.

(c)                Trade Secrets. Since January 1, 2015, Seller Group has used commercially reasonable efforts to enforce policies requiring all current and then-current ECM Employees and all current and then-current ECM Contractors whose job duties include or included access to Trade Secrets or other confidential or non-public information of the ECM Business to execute appropriate confidentiality agreements, and Seller Group has obtained written and enforceable Intellectual Property Rights assignments from all current ECM Employees and ECM Contractors who are materially involved in the development of the ECM Owned Intellectual Property. Seller Group has obtained written and enforceable invention assignment agreements from all current and former inventors listed on Patents included in ECM Owned Intellectual Property with respect to the applicable Patents. Seller Group has taken commercially reasonable steps to protect and preserve the confidentiality of the confidential or non-public information and Trade Secrets included in the ECM Owned Intellectual Property and to enforce policies requiring all current and former ECM Employees and all current and former ECM Contractors whose job duties include or included access to Trade Secrets included in the ECM Owned Intellectual Property to execute appropriate confidentiality agreements.

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(d)               Intellectual Property Agreements.

(i)                 Section 2.9(d)(i) of the Seller Disclosure Schedule sets forth a complete and correct list of all material Inbound License Agreements except for any (A) non-disclosure agreements entered into the ordinary course of business that have been made available to Purchaser or do not materially vary from terms of forms of non-disclosure agreements that have been made available to Purchaser, and (B) Contracts for Open Source Software or Commercially Available Technology. Section 2.9(d)(i) of the Seller Disclosure Schedule indicates for each such Inbound License Agreement whether the Software which is subject of such agreement is used internally for the operation of the ECM Business or is embedded or included as part of the Company Offerings.

(ii)               Section 2.9(d)(ii) of the Seller Disclosure Schedule sets forth a complete and correct list of all material Outbound License Agreements except for any (A) non-disclosure agreements entered into the ordinary course of business that have been made available to Purchaser or do not materially vary from terms of forms of non-disclosure agreements that have been made available to Purchaser, and (B) licenses granted in the ordinary course of business to customers of any Company Offering on forms that have been made available to Purchaser.

(e)                Infringement Matters. The operation of the ECM Business, as such business is currently conducted, does not infringe, misappropriate or otherwise violate, nor since January 1, 2015 has the operation of the ECM Business infringed, misappropriated, or otherwise violated, any Intellectual Property Rights of any Person. Except as may be disclosed on Section 2.9(e) of the Seller Disclosure Schedule, (i) no member of Seller Group has received since the McKesson Transaction Closing Date any written notice, or to the Knowledge of Seller Group any other notice, that alleges that Seller Group’s or McKesson’s conduct of the ECM Business has infringed or misappropriated the Intellectual Property Rights of any Person with respect to ECM Owned Intellectual Property and (ii) McKesson has not received since January 1, 2015 any written notice, or to the Knowledge of Seller Group any other notice, that alleges that McKesson’s conduct of the ECM Business has infringed or misappropriated the Intellectual Property Rights of any Person with respect to ECM Owned Intellectual Property.

(f)                Infringement by Third Parties. To the Knowledge of Seller Group, there is no unauthorized use, unauthorized disclosure, infringement, misappropriation or other violation of any ECM Owned Intellectual Property owned or purported to be owned by any member of Seller Group. Since January 1, 2015, no member of Seller Group has instituted any Action against any Person with respect to infringement, misappropriation or other violation of any ECM Owned Intellectual Property owned or purported to be owned by any member of Seller Group that is material to the operation of the ECM Business in substantially the same manner as operated by Seller Group on the date of this Agreement.

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(g)               Company Offerings. Except as set forth in Section 2.9(g) of the Seller Disclosure Schedule, the Company Offerings include all products and services that are marketed, sold or licensed primarily by the ECM Business.

(h)               Open Source Software. To the Knowledge of Seller Group, Section 2.9(h) of the Seller Disclosure Schedule contains a complete and accurate list of (i) all Open Source Software used in the Company Offerings in any manner, including any material Software that is distributed under a Copyleft License and used in such Company Offerings; (ii) descriptions of the Company Offerings in which such item of Open Source Software is used; and (iii) the applicable license for each such item of Open Source Software. Except as may be disclosed on Section 2.9(h) of the Seller Disclosure Schedule, Seller Group is in material compliance with the terms and conditions of all licenses for the Open Source Software used in the ECM Business, and have not used such Open Source Software in such a way that would obligate Seller Group under the terms of such licenses to distribute, license or make available to any third party the source code of any of the Company Offerings, including any ECM Software (other than the applicable Open Source Software itself).

(i)                 No Defects. The ECM Business employs industry standard methods for the intake, categorization, tracking and resolution of defects in the ECM Software reported by customers or discovered by the ECM Business in the testing or use of the ECM Software. To the Knowledge of Seller Group, no ECM Software contains any “virus” or any other code detectable by industry-standard anti-virus software and designed or intended to have, or capable of: (x) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (y) damaging or destroying any data or file without the user’s consent.

(j)                 Source Code. Other than as disclosed in Section 2.9(j) of the Seller Disclosure Schedule, neither Seller Group nor McKesson has disclosed, delivered, licensed, or made available to any escrow agent or other Person, agreed to disclose, deliver, license or make available to any escrow agent or other Person, any source code for any of the Company Offerings, including any ECM Software, except for disclosures to employees, contractors, or consultants under Contracts that prohibit use or disclosure except in the performance of services to any member of Seller Group or McKesson.

(k)               No Impact on Owned Intellectual Property Rights. Except as set forth in Section 2.9(k) of the Seller Disclosure Schedule, neither the execution and delivery or effectiveness of this Agreement (or any Transaction Document), the performance of Seller Group’s obligations under this Agreement, consummation by Seller Group of the Transactions (or any Transaction Document) will, with or without notice or lapse of time, result in, or give any Person the right or option to: (i) declare or cause a loss of, Encumbrance on or the forfeiture or termination of, or give rise to a right of forfeiture or termination of any ECM Owned Intellectual Property (including any grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any ECM Owned Intellectual Property); or (ii) require additional payment obligations by any member of Seller Group, or the consent of any other Person, in order for Purchaser to use or exploit the ECM Owned Intellectual Property to the same extent as any member of Seller Group was permitted before the date hereof.

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Section 2.10        Taxes.

(a)                All income and other material Tax Returns required to be filed by each member of Seller Group in connection with the ECM Business have been timely filed, and all such Tax Returns are complete and correct in all material respects. No member of Seller Group has received a written notice of a claim by a Taxing Authority in a jurisdiction where such member of Seller Group does not presently file Tax Returns that it is or may be subject to taxation by that jurisdiction in connection with its operation of the ECM Business.

(b)               All Taxes shown to be payable on the Tax Returns described in Section 2.10(a) have been paid.

(c)                There are no Encumbrances for Taxes upon any of the Purchased Assets (other than Permitted Encumbrances).

(d)               No member of Seller Group is a party to any Action by any Taxing Authority with respect to the ECM Business. There are no pending or, to the Knowledge of Seller Group, threatened Actions with respect to the ECM Business by any Taxing Authority against any member of Seller Group.

(e)                None of the Purchased Assets owned by any member of Seller Group that is non-resident of Canada (within the meaning of the Income Tax Act (Canada)) are “taxable Canadian property” (within the meaning of the Income Tax Act (Canada)).

(f)                Notwithstanding anything to the contrary in this Agreement, this Section 2.10, Section 2.7, Section 2.8, Section 2.16(a) and Section 2.16(b)(v) contain the only representations and warranties by Seller Group in this Agreement relating to Tax matters.

Section 2.11        Material Contracts.

(a)                Section 2.11(a) of the Seller Disclosure Schedule sets forth a list of all Contracts described in subsections (i) through (ix) below to which any member of Seller Group is party (each, a “Material Contract” and collectively, the “Material Contracts”):

(i)                 any Contract relating to any material Encumbrance (other than Permitted Encumbrances) primarily relating to the ECM Business or on the Purchased Assets, including any ECM Owned Intellectual Property;

(ii)               any Contract that includes any sale, assignment or transfer of any ECM Owned Intellectual Property, other than non-exclusive licenses granted in the ordinary course of business;

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(iii)             any Contract that is required to be disclosed pursuant to Section 2.9(d)(i) or Section 2.9(d)(ii) above;

(iv)             any Contract relating to the ECM Business (A) that expressly restricts the ability of the ECM Business to compete in any material respect with any Person or in any geographic area (or that would limit in any material respect the ability of the ECM Business to compete after the Closing), including any Contract containing any non-competition provision or any customer Contract containing any non-solicitation (excluding non-solicitation of employees) provision; (B) containing any so-called “most favored nation” provision or any similar provision requiring a member of Seller Group to offer a Person any terms, conditions or concessions that are at least as favorable as those offered to one or more other Persons; (C) providing for “exclusivity” under which a member of Seller Group is restricted with respect to sales, purchasing, distribution, licensing, marketing or development; or (D) containing provisions obligating a member of Seller Group to purchase or obtain a minimum amount or volume of any product or service from any Person (for the avoidance of doubt, this clause (D) does not include “tiered pricing” provisions);

(v)               any Contract relating to the ECM Business with a Significant Customer (other than, except as provided in clause (vi) below, any statement of work and purchase orders issued thereunder);

(vi)             any statements of work or purchase orders relating to statements of work issued under any Contract referred to in clause (v) above that (A) involve aggregate payments of over $100,000, (B) involve services that have been put on hold or suspended or (C) were entered into prior to June 1, 2016;

(vii)           any Contract relating to the ECM Business between a member of Seller Group, on the one hand, and Change Healthcare or McKesson, on the other hand;

(viii)         any Contract entered into on or after January 1, 2015 involving any resolution or settlement of any actual or threatened proceeding or investigation relating to the ECM Business by or before any Governmental Entity, or any other arbitration, mediation, or similar proceeding;

(ix)             any Contract relating to the ECM Business entered into with a federal Governmental Entity (other than contracts with U.S. Department of Veterans Affairs hospitals or other similar entities on commercial terms);

(x)               any Contract related to the ECM Business with a Significant Supplier;

(xi)             to the extent not otherwise required to be set forth on Section 2.9 or Section 2.11(a) of the Seller Disclosure Schedule, any Contract exclusively related to the ECM Business that involves annual payments (either to or by Seller Group) of over $100,000 or payments (either to or by Seller Group) of over $100,000 over the term of such Contract; and

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(xii)           any Contract a breach of which would result in a Material Adverse Effect.

(b)               Seller Group has made available true, complete and correct copies of each Material Contract to Purchaser. Each of the Material Contracts constitutes the valid and legally binding obligation of one or more members of Seller Group and, to the Knowledge of Seller Group, each other party thereto, enforceable in all material respects (subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity and applicable Laws governing specific performance, injunctive relief and other equitable remedies). There is no material breach or material default under any Material Contract by any member of Seller Group or, to the Knowledge of Seller Group, by any other party thereto. Except as set forth in Section 2.11(b) of the Seller Disclosure Schedule, since January 1, 2015, neither Seller Group nor McKesson has received written notice from any party to a Material Contract relating to: (A) any termination or cancellation of any Material Contract (excluding any notice of nonrenewal or expiration in accordance with its terms) or (B) any past, present or future material breach or material default under any Material Contract, or granted to any third party any material rights, adverse or otherwise, that would constitute a material breach of any Material Contract.

Section 2.12        Financial Information.

(a)                A complete and accurate copy of the Financial Information is attached as Section 2.12(a) of the Seller Disclosure Schedule. Except as set forth in Section 2.12(a) of the Seller Disclosure Schedule, the Financial Information is true and fair and was prepared in accordance with the books, records, and accounting principles and practices of Seller Group and based on Seller Group’s reasonable materiality thresholds, provided, that (A) the Financial Information only includes a statement of net assets and liabilities and statements of revenue and bookings as of the dates and for the periods indicated therein, (B) does not include footnotes and (C) was not prepared on a stand-alone basis and does not reflect all stand-alone costs of doing business nor reflect all corporate overhead expenses.

(b)               Except as set forth in Section 2.12(b) of the Seller Disclosure Schedule, Seller Group maintains with respect to the ECM Business a system of internal accounting controls designed to provide reasonable assurances regarding the reliability of financial reporting, including that (i) transactions are executed in accordance with management’s general or specific authorizations, and (ii) transactions are recorded as necessary to permit materially correct preparation of the Financial Information, and to maintain reasonably accurate accountability for its assets.

(c)                Except as set forth in Section 2.12(c) of the Seller Disclosure Schedule, all ECM Receivables will have arisen from bona fide transactions in the ordinary course of business consistent with the past practices of Seller Group, will represent valid and enforceable claims in accordance with the contractual terms pursuant to which they were invoiced and are not subject to any rights of set-off. Except as set forth in Section 2.12(c) of the Seller Disclosure Schedule, all accounts payable of Seller Group relating to the ECM Business arose in the ordinary course of business consistent with past practices. Since the Balance Sheet Date, (i) all current assets and current liabilities to the extent related to the ECM Business have been managed by Seller Group in the ordinary course of business consistent with past practices (including the collection of accounts receivable and payment of accounts payable and other liabilities), and (ii) there has been (A) no material change in practice with respect to depreciation or amortization or the payment of accounts payable or the collection of accounts receivable, (B) no actions that have the effect of accelerating to pre-Closing periods payments with respect to the ECM Business that would otherwise be expected to occur after the Closing except in the ordinary course of business and (C) except as set forth on Section 2.12(c) of the Seller Disclosure Schedule, no material change in practice regarding the solicitation or fulfillment of orders and delivery of Company Offerings.

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Section 2.13        Tangible Assets. Except as set forth in Section 2.13 of the Seller Disclosure Schedule, Seller Group has good and valid title to all tangible assets used (or otherwise purported to be owned) by Seller Group in the conduct of the ECM Business as currently conducted (or acquired after the date hereof), free and clear of all Encumbrances (except Permitted Encumbrances). All tangible assets of the ECM Business have been maintained in all material respects in accordance with generally accepted industry practice, are in good operating condition and repair, ordinary wear and tear excepted, and are suitable and adequate for continued use in substantially the same manner in which they are presently being used.

Section 2.14        Sufficiency. Except as set forth on Section 2.14 of the Seller Disclosure Schedule, the Purchased Assets, along with Commercially Available Technology, Intellectual Property Rights, Technology, assets and services being provided to Purchaser under the Transaction Documents and the rights of Purchaser under Section 5.6, will be sufficient for, and include all tangible and intangible property and assets necessary for, Purchaser to continue, in all material respects, the conduct of the ECM Business as of the Closing in substantially the same manner as conducted immediately prior to Closing. For the avoidance of doubt, the foregoing representation and warranty is not a representation or warranty regarding infringement of third-party Intellectual Property Rights and any such representation and warranty is set forth exclusively in Section 2.9(e) above. No Affiliate of Seller Group holds any rights or assets that are primarily used in the ECM Business.

Section 2.15        Real Property. Seller Group does not own any real property used in or relating to the ECM Business. Section 2.15 of the Seller Disclosure Schedule sets forth (a) the street address of each parcel of real property at which an ECM Employee primarily works and (b) the lease, license, sublease or sublicense to which Seller Group is party relating to the parcel of real property that is the subject of the Joint Use and Occupancy Agreement (such real property, the “Leased Properties”, and such leases or subleases, the “Leases”). Seller Group has good and valid title to the leasehold estate in all Leased Properties to the extent such Leased Properties are used in the conduct of the ECM Business, and each Lease is in full force and effect. None of the members of Seller Group or, to the Knowledge of Seller Group, any other counterparty, is in material default under any of the Leases. Seller Group has made available to Purchaser true, correct and complete copies of the Leases.

Section 2.16        Absence of Changes.

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(a)                Except as set forth on Section 2.16(a) of the Seller Disclosure Schedule, since the Balance Sheet Date, (i) there has been no Material Adverse Effect and (ii) except for entry into this Agreement (and any other Transaction Documents), the ECM Business has been operated in the ordinary course of business in all material respects.

(b)               Except as set forth on Section 2.16(b) of the Seller Disclosure Schedule and except for the negotiation, execution, delivery and performance of this Agreement and the other Transaction Documents, since the Balance Sheet Date, neither any member of Seller Group nor any of their respective Subsidiaries have taken any action described in Section 4.2 that if taken after the date hereof and prior to the Closing without the prior written consent of Purchaser would violate such provision and there has not been any:

(i)                 damage, destruction or other casualty, whether or not covered by insurance, materially affecting the ECM Business;

(ii)               transaction or commitment made, or Contract entered into, binding Seller Group, or termination or amendment of any Contract to which Seller Group is bound, in either case, that is material to the ECM Business, other than transactions, commitments, Contracts, terminations or amendments made in the ordinary course of business;

(iii)             sale or other disposition of material assets of the ECM Business, including any transfer, assignment or grant of any license or sublicense of any material Intellectual Property Right or material rights with respect to any ECM Software, other than in the ordinary course of business;

(iv)             cancellation, compromise, settlement, waiver or release of any Action (or a series of related Actions) involving the ECM Business;

(v)               other than as done in the ordinary course of business consistent with past practices or as may be required by the terms of an existing Seller Employee Plan or collective bargaining agreement, or as may be required by applicable Law or in order to maintain its qualification under Sections 401 and 501 of the Code or to provide for the effects of Section 409A of the Code, (A) increase in the compensation or benefits of any ECM Employee or other service provider to the ECM Business, (B) grant of any new severance or termination rights to any ECM Employee or other service provider to the ECM Business (C) establishment, adoption, entrance into, amendment or termination of any Seller Employee Plan or, with respect to any ECM Employee, collective bargaining agreement or (D) grant of any equity or equity based awards to any ECM Employee or other service provider to the ECM Business;

(vi)             surrender, termination, withdrawal, cancellation, transfer or modification of any Permit held by any member of Seller Group that has materially and adversely affected Seller Group’s ability to conduct the ECM Business; or

(vii)           agreement, whether in writing or otherwise, to do any of the foregoing.

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Section 2.17        Privacy and Data Security.

(a)                Since January 1, 2015, Seller Group and McKesson (to the extent relating to the ECM Business) have complied in all material respects with (i) the applicable provisions of the Privacy Laws and (ii) all material contractual requirements including material “business associate” requirements or “subcontractor business associate” requirements relating to the privacy, publicity, data protection and processing of Personal Information (the foregoing privacy and security requirements collectively referred to as the “Privacy Commitments”). The Company Offerings are capable of being used in a manner that is compliant in all material respects with the Privacy Commitments. The ECM Business has adopted, and has in the past and is currently in material compliance with, written privacy and security and compliance policies and procedures.

(b)               Since January 1, 2015, Seller Group and McKesson (to the extent related to the ECM Business) have complied in all material respects with all contractual and fiduciary obligations relating to the privacy, publicity, data protection and processing of Personal Information. Since January 1, 2015, Seller Group (to the extent related to the ECM Business) has employed commercially reasonable efforts to comply with all of its privacy and security policies and notices and the internal rules, policies and procedures established by Seller Group (to the extent related to the ECM Business).

(c)                Seller Group and McKesson (to the extent related to the ECM Business) have taken commercially reasonable measures to ensure that Personal Information is protected against loss, theft and against unauthorized access, use, modification, disclosure, or other misuse. Except as set forth in Section 2.17(c) of the Seller Disclosure Schedule, no member of Seller Group or McKesson (to the extent related to the ECM Business) has experienced or reported any incident in which any Personal Information was subject to an unauthorized access, use, modification, disclosure or other misuse which would constitute a “Breach” of “Unsecured Protected Health Information,” as such terms are defined at 45 C.F.R. § 164.402, or any use, disclosure, access or acquisition of “Protected Health Information” as such term is defined at 45 C.F.R. § 160.103, in violation of HIPAA, HITECH or the HIPAA Rules, that would trigger a requirement to notify any Governmental Entity, or that otherwise has resulted in, or would reasonably be expected to result in a material Liability of Seller Group.

(d)               With respect to the information technology and computer systems (including information technology and telecommunication hardware, communications networks and data centers) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information (including Personal Information) whether or not in electronic format, primarily used by the ECM Business (the “IT Systems”): (i) there have been no successful unauthorized intrusions or breaches of the security thereof except as would not reasonably be expected to be material to the ECM Business, (ii) there has not been any material malfunction thereof that has not been remedied or replaced in all material respects, or any material unplanned downtime or service interruption thereof, (iii) the ECM Business has, to the Knowledge of Seller Group, implemented or is in the process of implementing commercially reasonable measures in accordance with industry practice to protect the confidentiality, integrity and security of its servers, systems, sites, circuits, networks and other computer and telecommunications assets and equipment (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, in conformance with applicable industry practices, including without limitation security patches or security upgrades that are generally available therefor, and (iv) to the Knowledge of Seller Group, no third party providing technology services to the ECM Business has failed to meet any material service obligations. The ECM Business has implemented or is in the process of implementing reasonable backup and recovery technology processes consistent with industry standard practices. Seller Group (to the extent relating to the ECM Business) has established and is in material compliance with an information security program that: (w) includes administrative, technical and physical safeguards designed to safeguard the security, confidentiality, and integrity of ECM Business data and Personal Information; (x) is designed to protect against unauthorized access to the IT Systems and Personal Information of the ECM Business; (y) satisfies the Privacy Laws and Privacy Commitments; and (z) includes breach notification policies and procedures to provide notice to Persons regarding information security incidents involving acquisition, access, loss, theft, use or disclosure of Personal Information in an unauthorized manner.

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Section 2.18        Healthcare Regulatory Compliance.

(a)                Seller Group and McKesson (to the extent related to the ECM Business) and each director, officer and employee of Seller Group (to the extent related to the ECM Business) have complied in all material respects with the requirements of all applicable Healthcare Laws material to the ECM Business. Neither Seller Group nor McKesson (to the extent related to the ECM Business) is, or have been since January 1, 2015, the subject of any pending or, to the Knowledge of Seller Group, threatened Action by the Food and Drug Administration (the “FDA”), or any other Governmental Entity with respect to any alleged violation of any Healthcare Law. None of the members of Seller Group (to the extent related to the ECM Business) are a party to, nor do they have any reporting obligations pursuant to, a corporate integrity agreement, a settlement agreement, consent decree or plan of correction or other remedial measure entered into with any Governmental Entity (other than a Governmental Entity in its capacity as a customer).

(b)               None of the members of Seller Group (to the extent related to the ECM Business) participate in, are authorized to bill, or have directly claimed or received reimbursement from any Government Health Care Program or from any other third party payor program. None of the members of Seller Group (to the extent related to the ECM Business) employ or contract with any physicians or other healthcare professionals to provide professional healthcare services requiring a license or accreditation under any Healthcare Law.

(c)                None of the members of Seller Group or McKesson (to the extent related to the ECM Business) has received from FDA any written notice, including any findings of deficiency, findings of non-compliance, warning, untitled, or “It Has Come to Our Attention” letters, Form FDA 483s, mandatory FDA recalls, field notifications, safety alerts, corrections or removals, seizures or other compliance or enforcement actions initiated, issued, requested or threatened relating to the ECM Business or any of its products, and has disclosed all reportable voluntary recalls to FDA since January 1, 2015. All products marketed by the ECM Business, where required, are being marketed under and consistent with valid 510(k) clearances, de novo authorizations or PreMarket Approval (PMA) applications.

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Section 2.19        Significant Business Partners. Section 2.19 of the Seller Disclosure Schedule sets forth a list (along with the applicable amount) of (i) the 50 largest customers of the ECM Business for the calendar years ended December 31, 2017 based on the aggregate Dollar amount of revenue of Seller Group or McKesson that is allocable to the ECM Business by such customer during such fiscal year (the “Significant Customers”) and (ii) the ten largest suppliers to the ECM Business for the calendar year ended December 31, 2017, based on the aggregate Dollar amount of expense recorded by the Seller Group and McKesson for such supplier allocable to the ECM Business during such fiscal year (the “Significant Suppliers”).

Section 2.20        Brokers. Except as set forth on Section 2.20 of the Seller Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Seller Group.

Section 2.21        Company Offerings. Except as set forth on Section 2.21 of the Seller Disclosure Schedule, with respect to the ECM Business, no member of the Seller Group or McKesson has sold or committed in writing to sell, license, deliver or otherwise make available functionality of any software or other products, enhancements, or software-as-a-service offerings for which the development of such functionality had not been completed at the time of such sale, commitment or promise (excluding, for the avoidance of doubt, sales, commitments or promises relating to routine customizations of already developed functionality). Except as set forth on Section 2.21 of the Seller Disclosure Schedule, Seller Group is not a party to any license, contract or other agreement or commitment relating to Company Offerings the performance of which, to the Knowledge of Seller Group, includes services or development obligations beyond Seller Group’s reasonable ability to fulfill in the ordinary course of business with current resources included in the Purchased Assets. No claim is pending or, to the Knowledge of the Seller Group has been asserted since the Balance Sheet Date, against Seller Group or McKesson alleging injury to any Person or property, loss or corruption of data or impairment of system or application functionality as a result of the ownership, possession or use of any Company Offering, except for immaterial claims arising in the ordinary course of business, each of which has been resolved. Since the McKesson Transaction Closing Date, Seller Group has not issued any guarantee, warranty, performance level or service level commitment or otherwise committed to any obligation to defend or indemnify, in each case with respect to a Company Offering and beyond the applicable terms and conditions of the applicable contract or other agreement that has been made available to Purchaser. Seller Group has made available to Purchaser copies of its standard license, service or other agreements with respect to Company Offerings (containing applicable guarantee, warranty, performance criteria, and indemnity provisions, which may be modified from time to time on a case-by-case basis in the ordinary course of business). Neither Seller Group nor McKesson has been notified in writing since the McKesson Transaction Closing Date or, to the Knowledge of the Seller Group was notified in writing from January 1, 2016, to the McKesson Transaction Closing Date, of any claims for any returns, defects or bugs, warranty obligations or claims for service level credits or maintenance services relating to any of the Company Offerings, in each case, other than claims or obligations arising in the ordinary course of business that have been resolved (or are resolvable) in the ordinary course of business. Since the McKesson Transaction Closing Date, the Company Offerings have been routinely scanned by anti-virus software prior to delivery to end-users or resellers. Each Company Offering sold or licensed by Seller Group is and has been since the Balance Sheet Date in conformity in all material respects with all applicable contractual commitments and all express and implied warranties and performance criteria (including service level commitments) and, except as included in any reserve specifically established with respect thereto and included on the latest balance sheet included in the Financial Information, to the Knowledge of Seller Group, Seller Group does not have any Liability with respect to any such Company Offerings or any such contractual commitments. During the past two years here have been no Company Offering recalls by Seller Group or, to the Knowledge of the Seller Group, McKesson.

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Section 2.22        No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Agreement and in the other Transaction Documents: (a) neither Seller Group nor any other Person makes any representation or warranty (whether express or implied) on behalf of any member of Seller Group or any of its respective Representatives in connection with this Agreement or the other Transaction Documents or the Transactions, and (b) Seller Group hereby disclaims any such representation or warranty, express or implied, oral or written, including any implied warranty or representation as to condition, value, merchantability, non-infringement, validity, completeness, fitness or suitability for any specific purpose, or as to future revenue, profitability or success of the ECM Business, notwithstanding the delivery or disclosure to Purchaser or its Representatives of any materials, documentation or other information during the course of due diligence or any auction or negotiation process (including information memoranda, data room materials, projections, estimates, management presentations, budgets and financial data and reports). For the avoidance of doubt, the provisions of this Section 2.22 shall not, and shall not be deemed or construed to, waive or release any claims for Fraud.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller Group that the following statements in this ARTICLE III are true and correct as of the date of this Agreement and the Closing Date (or, if made as of a specified date, only as of such date):

Section 3.1            Organization and Qualification. Purchaser is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Ohio and has all requisite powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

Section 3.2            Authority. Purchaser has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is, or is specified to be, a party and to consummate the Transactions as contemplated hereby and thereby, and Purchaser has all necessary corporate power and authority to perform its obligations under this Agreement and the other Transaction Documents to which it is a party. The execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the Transactions as contemplated hereby or thereby, have been duly and validly authorized, or prior to the execution thereof, will be duly and validly authorized, by all necessary corporate action on the part of Purchaser that is party hereto or thereto. This Agreement has been and each other Transaction Document to which Purchaser is or, at the Closing, will become a party will be duly and validly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery of the other parties hereto and thereto, constitute or, with respect to any Transaction Document to be executed at the Closing, will constitute, the valid, legal and binding obligations of Purchaser enforceable against Purchaser in accordance with their respective terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity and applicable Laws governing specific performance, injunctive relief and other equitable remedies.

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Section 3.3            No Conflict; Required Consents and Approvals.

(a)                The execution, delivery and performance by Purchaser of this Agreement and each of the Transaction Documents to which it is or will be a party and the consummation of the Transactions do not and will not: (i) conflict with or violate the operating agreement, articles of organization, certificate of incorporation or bylaws or equivalent organizational documents of Purchaser; (ii) assuming compliance with the matters referred to in Section 3.3(b), materially conflict with or violate any applicable Law; or (iii) result in a material breach of, constitute a material default (or an event that, with notice or lapse of time or both, would become a material breach or default) under or require any consent of any Person pursuant to, or give to others any right of termination, amendment, modification, acceleration or cancellation of, any material Contract or material Permit of Purchaser.

(b)               The execution, delivery and performance by the Purchaser of this Agreement and any Transaction Documents to which it is or will be a party and the consummation by Purchaser of the Transactions require no consents, waivers, authorizations, Orders or Permits, or approvals of, or filings, declarations or registrations with, or other action by or in respect of, any Governmental Entity, other than (i) compliance with any applicable requirements of the HSR Act, including the termination or expiration of the waiting period required thereunder, or any other Antitrust Laws; and (ii) compliance with any applicable requirements of any applicable securities Laws, whether federal, state, provincial or foreign.

Section 3.4            Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Purchaser.

Section 3.5            Financing. Purchaser has delivered to Seller Group a complete and correct copy of (i) an executed commitment letter (including all exhibits, annexes, schedules and term sheets attached thereto), dated as of the date hereof, from the lenders identified therein (collectively, with the Fee Letter (as defined below) the “Debt Commitment Letter”), pursuant to which certain Debt Financing Sources party thereto have committed to provide debt financing to Purchaser in the amounts set forth therein and on the terms set forth therein for the purpose of financing the Purchase Price and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and all related fees and expenses of Purchaser (collectively, the “Debt Financing”), subject to the terms and conditions set forth therein and (ii) the executed fee letter referred to in the Debt Commitment Letter (which may be redacted to omit fee amounts and economic terms (none of which would adversely affect the conditions or availability of the Debt Financing)) (the “Fee Letter”). As of the date hereof, the Debt Commitment Letter (a) has not been amended or modified and the commitments contained in the Debt Commitment Letter have not been withdrawn or rescinded (and no amendments or waivers thereto are currently contemplated) and (b) is in full force and effect and is a legal, valid and binding obligation of Purchaser and, to the knowledge of Purchaser, each other party thereto, and enforceable against Purchaser and, to the knowledge of Purchaser, each other party thereto in accordance with its terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity and applicable Laws governing specific performance, injunctive relief and other equitable remedies. As of the date hereof, no event or circumstance has occurred which, with or without notice, lapse of time or both, would (i) constitute a default or breach under the Debt Commitment Letter on the part of Purchaser or, to the knowledge of Purchaser, any of the other parties to the Debt Commitment Letter or (ii) constitute a failure to satisfy a condition precedent on the part of Purchaser. There are no conditions precedent related to the funding of the full amounts of the Debt Financing, other than as set forth in the Debt Commitment Letter. Except for the Debt Commitment Letter and the Fee Letter, as of the date of this Agreement, there are no other contracts, “side letters” or other binding written agreements to which Purchaser or any of its Affiliates is a party relating to the funding of the Debt Financing. As of the date hereof, assuming the satisfaction of the conditions set forth in Article VI, (i) Purchaser has no reason to believe that the Debt Financing will not be available on the terms set forth in the Debt Commitment Letter on the Closing Date and (ii) upon funding of the Debt Financing in accordance with and subject to the terms of the Debt Commitment Letter, the aggregate proceeds contemplated by the Debt Commitment Letter, together with other financial resources of Purchaser, will be sufficient for Purchaser to consummate the transactions contemplated hereby and pay all related fees and expenses required to be paid by Purchaser, in each case at the Closing. Notwithstanding anything to the contrary contained herein, Purchaser acknowledges and agrees that its obligations to consummate the transactions contemplated hereby are not contingent upon its ability to obtain any third party financing.

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Section 3.6            Purchaser Acknowledgments. Purchaser acknowledges that it has conducted and is relying solely upon its own independent review and analysis and, based thereon, has formed an independent judgment concerning the value of the Purchased Assets and the ECM Business. Purchaser has been afforded the opportunity to obtain information necessary to verify the accuracy of any such information or of any representation or warranty made by Seller Group herein or to otherwise evaluate the merits of the Transactions. With respect to any estimate, projection, budget or forecast delivered by or on behalf of Seller Group or any of its Subsidiaries to Purchaser, Purchaser acknowledges that (a) there are uncertainties inherent in attempting to make such estimates, projections, budgets and forecasts and (b) Purchaser is aware that actual results may differ materially.

Section 3.7            Litigation. As of the date of this Agreement, there is no Action against Purchaser pending or, to the knowledge of Purchaser, threatened in writing, or any outstanding Order, which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Transactions.

Section 3.8            No Other Representations or Warranties. Except as expressly set forth in this ARTICLE III, Purchaser hereby disclaims any other representations or warranties, express or implied, whether made by Purchaser or any of its Representatives with respect to this Agreement or the transactions contemplated hereunder.

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Section 3.9            Acknowledgement of Seller Group Representations and Warranties. Purchaser acknowledges that, except for the representations and warranties contained in ARTICLE II and in the other Transaction Documents, it is not relying on any representation or warranty (whether express or implied) by or on behalf of any member of Seller Group or any of its respective Representatives in connection with the this Agreement, any other Transaction Documents or the Transactions, notwithstanding the delivery or disclosure to Purchaser or its Representatives of any materials, documentation or other information during the course of due diligence or any auction or negotiation process (including information memoranda, data room materials, projections, estimates, management presentations, budgets and financial data and reports). For the avoidance of doubt, the provisions of this Section 3.9 shall not, and shall not be deemed or construed to, waive or release any claims for Fraud.

ARTICLE IV
COVENANTS PENDING CLOSING

Section 4.1            Conduct of Business. Except (a) as consented to in writing by Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), (b) as otherwise expressly contemplated by this Agreement, or (c) as set forth in Section 4.1 of the Seller Disclosure Schedule, during the period from the date hereof and continuing until the earlier of (i) the termination of this Agreement in accordance with the terms hereof and (ii) the Closing, the Seller Group will (A) cause the ECM Business to be operated in the ordinary course of business and consistent with past practice, which shall include using commercially reasonable efforts consistent with past practice to maintain and preserve intact the business organization of the ECM Business and the goodwill of those having business relationships with the ECM Business (including by using commercially reasonable efforts consistent with past practice to preserve its assets and Technology and relationships with its customers and suppliers), and retain the services of key ECM Employees; and (B) maintain in full force and effect substantially the same levels of coverage of insurance with respect to the assets operations and activities of the ECM Business as are in effect as of the date of this Agreement.

Section 4.2            Restrictions on Conduct of Business. Without limiting the generality or effect of the provisions of Section 4.1 but subject to the exceptions set forth in clauses (a) through (c) of Section 4.1, during the period from the date hereof and continuing until the earlier of (i) the termination of this Agreement in accordance with the terms hereof and (ii) the Closing, Seller Group will not, and will cause its Subsidiaries to not, directly or indirectly, do, propose to any third party to do (other than proposals to Purchaser for the purpose of seeking consent to do), cause or permit any of the following (solely with respect to the ECM Business or to the extent the ECM Business is affected):

(a)                assign, transfer, lease, sell, pledge, license, dispose of or otherwise subject to any Encumbrance (other than any Permitted Encumbrance) any of the Purchased Assets other than in the ordinary course of business;

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(b)               settle or pay any Action (or series of related Actions) involving the ECM Business or the ownership or use of the Purchased Assets, other than settlements in the ordinary course of business; provided, that, (i) any such settlements provide for a full release of all Liabilities related to such Actions, do not include non-monetary remedies and do not provide for any admission of Liability on behalf of the ECM Business and (ii) all payments required in connection therewith are made prior to the Closing;

(c)                other than changes required by applicable Law or the terms of any Seller Employee Plan in effect as of the date hereof or otherwise in the ordinary course of business consistent with past practice, increase the compensation (including, without limitation, base salary, wages, bonuses, incentive compensation, pension, severance or termination pay) payable or to become payable to any ECM Employee (other than retention payments or benefits under a Seller Employee Plan for which Purchaser will have no liability);

(d)               terminate the employment of any ECM Employee other than as a result of poor performance or for cause;

(e)                solely with respect to any ECM Employees, (i) take any action that would reasonably be expected to constitute a plant closing or mass layoff within the meaning of, or otherwise trigger notice to any ECM Employee or compensation to any ECM Employee under the WARN Act or (ii) recognize any union, works council or other similar employee representative;

(f)                enter into, amend or terminate any Material Contract, other than (1) Contracts with customers or suppliers in the ordinary course of business consistent with past practice, (2) agreements with Change Healthcare or McKesson or amendments or modifications made with respect thereto, so long as (x) entered into by the parties on an arms’-length basis and (y) such agreements, amendments or modifications do not adversely affect the ECM Business, and (3) Material Contracts entered into, renewed or extended automatically pursuant to the terms of the existing Material Contracts;

(g)               other than in the ordinary course of business consistent with past practice, accelerate the collection of trade receivables or delay the payment or satisfaction of accounts payables, it being understood, however, that this Section 4.2(g) shall not apply to the payment or satisfaction of Tax liabilities or the collection or realization of Tax assets; or

(h)               announce an intention, enter into any formal or informal Contract or otherwise make a commitment, to take any of the actions described in clauses (a) through (g) in this Section 4.2.

Section 4.3            Reasonable Efforts.

(a)                Upon the terms and subject to the conditions set forth in this Agreement, Purchaser and Seller Group agree to use their Reasonable Efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable (and in any event prior to the Termination Date), the Transactions, including (i) obtaining all necessary actions or non-actions, waivers, Consents, qualifications and approvals from Governmental Entities and making all necessary registrations, filings and notifications and taking all reasonable steps as may be necessary to obtain an approval, clearance, non-action letter, waiver or exemption from any Governmental Entity; (ii) obtaining all necessary consents, qualifications, approvals, waivers or exemptions from non-governmental third parties; and (iii) executing and delivering any additional documents or instruments necessary to consummate the Transactions and to carry out this Agreement.

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(b)               Notwithstanding anything set forth in this Section 4.3, Section 4.4 exclusively sets forth the parties’ obligations, and this Section 4.3 shall not apply, with respect to matters relating to any filings or obligations relating to the HSR Act and any other applicable Antitrust Law.

Section 4.4            Competition Filings.

(a)                Purchaser and Seller Group will use their Reasonable Efforts to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable (but in any event no later than three Business Days after this Agreement is executed) and any other required submissions under any Antitrust Law, in each case with respect to the Transactions, to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other applicable Antitrust Law, and to take all other actions reasonably necessary to cause the expiration or early termination of the applicable waiting periods under the HSR Act as soon as practicable; provided, however, that the foregoing obligations shall not apply to or require any party to respond to any “Second Request” issued under 15 U.S.C. §18a(e) unless directed by Purchaser, in which case all obligations of Purchaser and Seller Group under this Section 4.4(a) will apply to a “Second Request” issued under 15 U.S.C. §18a(e).

(b)               Any applicable filing fee under the HSR Act and any other filing made pursuant to any other applicable Antitrust Law will be borne equally by Purchaser, on the one hand, and Seller Group, on the other hand.

(c)                Purchaser and Seller Group will use Reasonable Efforts to cooperate with each other in connection with the making of all filings contemplated by this Section 4.4, including furnishing to the others such information and assistance as a party may reasonably request in connection with its preparation of any filing or submission that is necessary or allowable under applicable Antitrust Law or requested by any competition authorities. Purchaser and Seller Group will use their respective Reasonable Efforts to furnish to each other all information required for any application or other filing to be made pursuant to any Antitrust Law (including all information required to be included in Seller Group’s disclosure documents) in connection with the Transactions. To the extent permitted by applicable Antitrust Law or any relevant Governmental Entity, and subject to all applicable privileges, including the attorney-client privilege, each party hereto will (i) give the other parties hereto prompt notice upon obtaining knowledge of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Transactions, (ii) keep the other parties hereto informed as to the status of any such request, inquiry, investigation, action or legal proceeding and (iii) promptly inform the other parties hereto of any material communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice, any foreign competition authority or any other Governmental Entity regarding the Transactions. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals to be made or submitted by or on behalf of any party hereto, including reasonable access to any materials submitted in connection with any proceedings under or relating to the HSR Act or any other applicable Antitrust Law, including any proceeding under 16 C.F.R. § 803.20.

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(d)               Any party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other parties under this Section 4.4 as “outside counsel only.” Such materials and the information contained therein will be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient, unless express written permission is obtained in advance from the source of such materials. In addition, except as may be prohibited by any Governmental Entity or by any Law, each party hereto will, to the extent practicable, permit authorized Representatives of the other parties to be present at each meeting or telephone conference of which such party will have advance notice (other than telephone conversations to the extent they relate solely to administrative matters) with representatives of any Governmental Entity relating to any request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with any such request, inquiry, investigation, action or proceeding.

(e)                Notwithstanding the foregoing, in no event shall Purchaser be required to take any of the following actions or steps: (i) proposing, negotiating, committing to, and effecting, pursuant to a consent decree, hold separate order, or otherwise, the sale, divestiture, licensing or disposition of any assets, properties or businesses of Purchaser, Seller Parent and their respective Subsidiaries and Affiliates, or (ii) accepting any operational restrictions or otherwise taking or committing to take actions that limit Purchaser’s or its Subsidiaries’ freedom of action with respect to, or its ability to retain, any of the assets, properties, licenses, rights, product lines, operations or businesses of Purchaser, Seller Parent or their respective Subsidiaries and Affiliates, in each case, as may be required in order to avoid the entry of, or to effect the lifting or dissolution of, any restraint, which would otherwise have the effect of preventing or delaying the Closing, as applicable. In addition, Purchaser shall not be required to defend through litigation on the merits any claim asserted before any Governmental Entity with applicable jurisdiction by any party in order to avoid entry of, or to have vacated or terminated, any Order of a Governmental Entity (whether temporary, preliminary or permanent) that would prevent the Closing from occurring on or prior to the Termination Date.

(f)                Neither Purchaser nor Seller Group will extend any waiting period under the HSR Act or enter into any agreement with any Governmental Entity to delay, or otherwise not to consummate as soon as practicable, any of the Transactions except with the prior written consent of the other.

Section 4.5            Intentionally Omitted.

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Section 4.6            Exclusivity. From and after the date hereof until the earlier of the Closing or termination of this Agreement pursuant to ARTICLE IX, Seller Group will not, and will cause its Subsidiaries to not, and will cause its and their respective Representatives to not, (i) solicit, initiate, or seek any inquiry, expression of interest, proposal or offer concerning the sale or other conveyance of the ECM Business or the Purchased Assets to a third party (other than as permitted in accordance with Section 4.2), whether by way of merger, purchase of share capital or capital stock, purchase of substantially all of the assets of the ECM Business or otherwise (an “Acquisition Proposal”); (ii) knowingly hold or participate in any negotiations or discussions or enter into any agreements with any Person concerning an Acquisition Proposal; or (iii) knowingly deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes an Acquisition Proposal. Seller Group will cease, and will cause its Subsidiaries to cease, and will cause its and their respective Representatives to cease, and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date hereof with respect to any Acquisition Proposal.

Section 4.7            Access to Information.

(a)                During the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the Closing, promptly following receipt of a written request by Purchaser therefor, Seller Group will, at Purchaser’s expense, afford Purchaser and its Representatives reasonable access during business hours, and only in such a manner as to not interfere with the normal operations of any member of Seller Group, to (i) Seller Group’s books and records, Contracts, documents, personnel, premises and properties (solely to the extent exclusively relating to the ECM Business) and (ii) ECM Employees who have material responsibility for the conduct of the ECM Business. Notwithstanding the foregoing or anything contained in this Agreement or any other agreement between Purchaser and any member of Seller Group executed on or prior to the date hereof, no member of Seller Group will have any obligation to make available to Purchaser or its Representatives, or provide Purchaser or its Representatives with, (A) any consolidated, combined or unitary Tax Return filed by any member of Seller Group or predecessors, or any reasonably related material, or any other information related to Taxes that does not relate exclusively to the Purchased Assets, (B) any information if making such information available would be reasonably likely to (1) jeopardize any attorney-client privilege, or (2) contravene any applicable Law, fiduciary duty or binding agreement (including any confidentiality agreement to which any member of Seller Group is a party) or (C) any materials or information that Seller Group determines, in its sole discretion, may be competitively sensitive, except to the extent that the parties agree to follow procedures and enter into arrangements that are mutually acceptable to both parties and provided that the parties shall use commercially reasonable efforts to enter into such arrangements. Prior to Closing, none of Purchaser, its Affiliates or their respective Representatives will contact or communicate, directly or indirectly, with any customer or supplier of the ECM Business for the purpose of discussing the ECM Business without (i) obtaining Allscript LLC’s prior written consent (which shall not be unreasonably withheld) and (ii) permitting Seller Group to participate (solely for the portions relating to the ECM Business) in any and all meetings, conversations and other communications (including receiving copies of written communications) between Purchaser, its Affiliates or their respective Representatives and such customer or supplier.

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(b)               Each of the parties will hold, and will cause its Representatives to hold, in confidence all documents and information furnished to it by or on behalf of another party to this Agreement in connection with the Transactions pursuant to the terms of the NDA and Section 5.1.

Section 4.8            Notification. Except as prohibited by Law, each party will give prompt notice to the other parties of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any representation or warranty of such party contained herein to be untrue or inaccurate in any material respect on the Closing Date such that the condition set forth in Section 6.1(a) or Section 6.2(a) would not be satisfied, and (ii) any material failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such party hereunder such that the condition set forth in Section 6.1(a) or Section 6.2(a) would not be satisfied; provided, that no information provided pursuant to this Section 4.8 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties hereunder.

Section 4.9            Seller Group’s Financing Cooperation.

(a)                From the date hereof and ending at the earlier of (i) the Closing and (ii) termination of this Agreement as provided herein, Seller Group shall use its commercially reasonable efforts to, and shall cause each of its Subsidiaries and the ECM Business to use their commercially reasonable efforts to, provide to Purchaser, at Purchaser’s sole cost and expense, and shall use its commercially reasonable efforts to cause the respective Representatives of Seller Group and each of its Subsidiaries and the ECM Business to provide to Purchaser, such cooperation as is reasonably necessary and customary for debt financings of the type contemplated by the Debt Commitment Letter, including:

(i)                 having Seller Group, its Subsidiaries and the ECM Business designate members of senior management of Seller Group and the ECM Business to participate in a reasonable number of meetings, presentations, customary due diligence sessions and conference calls, upon reasonable advance notice and at reasonable locations, with the Debt Financing Sources in connection with the Debt Financing;

(ii)               assisting Purchaser in (A) the preparation of customary materials (including reasonable assistance with Purchaser’s preparation of pro forma financial statements; provided, that the Seller Group and each of its Subsidiaries and the ECM Business shall not be responsible in any manner for any pro forma adjustments relating to proposed debt and equity capitalization that is required to be made to the historical information for such pro forma financial information), including information memoranda and packages, lender and investor presentations, and similar documents and materials reasonably requested in connection with the Debt Financing and (B) the preparation of and execution and delivery of, definitive financing documents, including guarantee and collateral documents and customary closing certificates as may be required by the Debt Financing and other customary documents as may be reasonably requested by Purchaser, in each case, that are not effective until as of or after the Closing;

(iii)             (x) facilitating the pledging of collateral to the extent reasonably requested by Purchaser (which shall only be effective at Closing) and terminating the existing guarantee and collateral arrangements with respect to the Purchased Assets and (y) cooperating with due diligence efforts of the Debt Financing Sources;

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(iv)             if reasonably requested in writing at least ten Business Days prior to Closing, providing at least three Business Days prior to Closing, and as reasonably requested by Purchaser, all documentation and other information with respect to Seller Group, its Subsidiaries, the ECM Business and their respective Affiliates that the Debt Financing Sources have reasonably determined is required by U.S. regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act; and

(v)               furnishing to Purchaser and the Debt Financing Sources, as promptly as reasonably practicable, the Required Financing Information and other financial and pertinent information regarding the ECM Business within Seller Group’s possession as may be requested by Purchaser to the extent readily available or customarily included in a bank information memorandum or lender presentation in connection with the arrangement of financing similar to the Debt Financing (it being understood that no additional financial statements shall be required to be provided other than as contemplated by clause (a) of the definition of Required Financing Information or as otherwise contemplated in the Transition Services Agreement).

(b)               Notwithstanding the foregoing, (i) nothing shall require such cooperation as described in this Section 4.9 to the extent it would unreasonably interfere with the business or operations of Seller Group or its Subsidiaries or Affiliates and (ii) neither Seller Group nor any of its Subsidiaries nor their respective officers, Affiliates, directors or employees shall be required to, or be required to commit to (A) take any action that is not contingent upon the Closing or enter into or execute any agreement or document unless the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing or (B) pay any commitment or other similar fee that would be effective prior to the Closing. Seller Group hereby consents to the reasonable use of Seller Group’s, the ECM Business’s and its Subsidiaries’ logos in connection with the Debt Financing, provided that such logos are used in a manner that is not intended to or reasonably likely to harm or disparage Seller Group or any of its Subsidiaries or the reputation or goodwill of Seller Group or any of the Subsidiaries and its or their respective marks, products, services, offerings or intellectual property rights. No director, manager or officer of the Seller Group or its Subsidiaries who has resigned shall be required to execute or enter into or perform any agreement with respect to the Debt Financing.

(c)                Purchaser (i) shall promptly, upon request by the Seller Group, reimburse the Seller Group for all reasonable and documented out-of-pocket costs incurred by the Seller Indemnitees in connection with the cooperation of the Seller Group and its Subsidiaries or any other Affiliate thereof as contemplated by this Section 4.9 and (ii) shall indemnify and hold harmless the Seller Indemnitees from and against any and all Losses suffered or incurred by them in connection with the arrangement of the Debt Financing and the performance of their respective obligations under this Section 4.9 (including any action taken in accordance with this Section 4.9) and any information used in connection therewith, except with respect to matters arising out of a material misstatement in, or failure to state a material fact pertinent to, the information provided by or on behalf of Seller Group or any fraud or any intentional misrepresentation with respect to any such information and except to the extent such Losses arose out of or resulted from gross negligence or willful misconduct by the Seller Indemnitees, in each case, as determined in a final non-appealable judgment of a court of competent jurisdiction.

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Section 4.10        Purchaser Financing.

(a)                Purchaser shall use Reasonable Efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to arrange and consummate the Debt Financing on the terms and conditions described in or contemplated by the Debt Commitment Letter, including using Reasonable Efforts to (i) maintain in effect the Debt Commitment Letter until the funding of the Debt Financing at the Closing, (ii) satisfy (or obtain waivers to) on a timely basis all conditions to funding of the Debt Financing in the Debt Commitment Letter that are within Purchaser’s control, (iii) negotiate and enter into definitive agreements with respect thereto on terms and conditions described in the Debt Commitment Letter (subject to the exercise of any “flex” provisions contained therein) on or prior to the Closing and (iv) upon satisfaction of the conditions set forth in the Debt Commitment Letter, consummate the Debt Financing on or prior to the Closing. To the extent requested by the Seller Group from time to time, Purchaser shall keep Seller informed on a reasonably current basis of the status of the Debt Financing.

(b)               In the event any portion of the Debt Financing becomes unavailable (after giving effect to any other equity and/or debt financing that may then be available to cover such unavailable amount) on the terms and conditions (including any “flex” provisions) contemplated in the Debt Commitment Letter for any reason and such amount is required by Purchaser to consummate the transactions contemplated hereby and pay all related fees and expenses required to be paid by Purchaser, in each case at the Closing, Purchaser shall promptly notify Seller Group in writing and use its Reasonable Efforts to arrange to obtain alternative financing from alternative or the same sources on terms not materially less favorable taken as a whole to Purchaser (as determined in good faith by Purchaser) than those contained in the Debt Commitment Letter in an amount, when added with Purchaser’s other financial resources, sufficient to consummate the transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event (the “Alternative Financing”) and the provisions of this Section 4.10 shall be applicable to the Alternative Financing, and, for the purposes of this Agreement (other than Section 3.5), all references to the “Debt Financing” shall be deemed to include such Alternative Financing, all references to the “Debt Commitment Letter,” or the “Fee Letter” shall include the applicable documents for the Alternative Financing and all references to “Debt Financing Sources” shall include the applicable parties providing any Alternative Financing. It is understood and agreed that in no event will the commercially reasonable efforts of Purchaser be deemed or construed to require the Purchaser to pay any fees materially in excess of those contemplated by the Debt Commitment Letter or the Fee Letter (including “flex” provisions set forth therein) as in effect on the date of this Agreement, or agree to any “flex” provision less favorable to Purchaser than the “flex” provisions contained in the Fee Letter as in effect on the date of this Agreement (in either case, whether to secure waiver of any conditions contained therein or otherwise). Without limiting the generality of the foregoing, Purchaser shall promptly notify the Seller Group in writing (A) if Purchaser becomes aware of the existence of any material breach, default, repudiation, cancellation or termination by any party to the Debt Commitment Letter, in each case that would materially delay or prevent the Closing or result in insufficient financing for Purchaser to consummate the transactions contemplated hereby and pay all related fees and expenses required to be paid by Purchaser, in each case at the Closing, (B) of the receipt by Purchaser of any written notice or other written communication from any Debt Financing Source with respect to any actual repudiation, cancellation or termination by any party to the Debt Commitment Letter or (C) if Purchaser reasonably expects that it will not be able to obtain all or any portion of the Debt Financing on the terms or in the manner contemplated by the Debt Commitment Letter (as such terms and conditions may be modified or adjusted in accordance with the terms thereof and within the limits of the “flex” provisions therein) and such amount is required by Purchaser to consummate the transactions contemplated hereby and pay all related fees and expenses required to be paid by Purchaser, in each case at the Closing. As soon as reasonably practicable, Purchaser shall provide any information reasonably requested by Seller relating to any circumstance referred to in clause (A), (B) or (C) of the immediately preceding sentence. Purchaser shall not (without the prior written consent of the Seller Group) consent or agree to any amendment, replacement, supplement or modification to, or any waiver of any provision under, the Debt Commitment Letter if such amendment, replacement, supplement, modification or waiver (w) decreases the aggregate amount of the Debt Financing (except to the extent there is a corresponding increase in an Alternative Financing or other financing) to an amount that would be less than an amount that would be required to consummate the transactions hereunder at the Closing or (x) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Debt Financing in a manner that would reasonably be expected to (i) materially delay or prevent the Closing, or (ii) make the funding of any portion of the Debt Financing (or satisfaction of any condition to obtaining any portion of the Debt Financing) materially less likely to occur. Upon any amendment, supplement or modification of the Debt Commitment Letter, Purchaser shall provide a copy thereof to Seller Group and the term “Debt Financing” as used herein shall mean the Debt Financing as so amended, replaced, supplemented or modified. Notwithstanding the foregoing, compliance by Purchaser with this Section 4.10(b) shall not relieve Purchaser of its obligation to consummate the transactions contemplated by this Agreement whether or not the Debt Financing is available, and Purchaser acknowledges that this Agreement and the transactions contemplated hereby are not contingent on Purchaser’s ability to obtain the Debt Financing (or any Alternative Financing) or any specific term with respect to such financing.

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ARTICLE V
ADDITIONAL COVENANTS

Section 5.1            Confidentiality. The parties understand and agree that the existence of this Agreement and the terms of this Agreement are subject to the terms and conditions of that certain confidentiality agreement entered into between Thoma Bravo, LLC, an Affiliate of Purchaser, and Allscripts LLC, effective as of October 11, 2017 (as thereafter may be amended, restated, supplemented or otherwise modified, the “NDA”), and the parties hereby agree to be bound by, and to cause their Affiliates and Representatives to be bound by, the NDA up to and until the Closing. Purchaser and Seller Parent further agree that the terms of the NDA shall be terminated as of Closing and shall be of no further force or effect thereafter. As of the Closing, Seller Group and Purchaser will enter into a mutual confidentiality agreement in the form attached hereto as Exhibit A (the “Confidentiality Agreement”). If this Agreement is, for any reason, terminated prior to the Closing, the NDA, and Purchaser’s obligations thereunder, will nonetheless survive and continue in full force and effect in accordance with its terms with respect to any confidential information disclosed to Purchaser prior to the termination of this Agreement.

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Section 5.2            Public Announcements. Neither Seller Group nor Purchaser or any of their Affiliates or Representatives will issue any press release or otherwise make any public statements with respect to the Transactions without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed), except as such release or statement may be required by applicable Law, including the rules or regulations of the U.S. Securities and Exchange Commission or any U.S. or non-U.S. securities exchange, in which case Seller Group and Purchaser will use its commercially reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance and will consider in good faith the advice of such other party with respect thereto. Each party further acknowledges and agrees that Purchaser and Seller Group may disclose the terms and existence of this Agreement (i) to comply with any SEC disclosure obligations or (ii) in any public announcement or other public communication that is consistent with information disclosed in any other public announcement or other public communication that was previously made or issued in compliance with the terms of this Section 5.2

Section 5.3            Transferred Employees.

(a)                At least five Business Days prior to Closing, Purchaser will provide to Allscripts LLC a list of those ECM Employees that Purchaser will make an offer of at-will employment to employ effective as of the Closing (the ECM Employees to whom Purchaser makes an offer, collectively referred to as “Offered Employees”). Those ECM Employees who accept such offers are, as of the time they first perform services for Purchaser, referred to herein as the “Transferred Employees”. Purchaser will, for the period beginning as of the Closing Date and ending on October 1, 2018, provide each Transferred Employee with a base salary or base wage rate (as applicable) and severance benefits that are no less favorable to those provided to such Transferred Employees immediately prior to the Closing Date (which such severance benefits, for the avoidance of doubt, shall be as described on Schedule 5.3(a)(i)). Otherwise, Purchaser will, through the period ending on December 31, 2018, provide to Transferred Employees base salary or base wage, severance benefits and other employee benefits which are substantially comparable in the aggregate to those made available to similarly situated employees of Purchaser. Purchaser will also provide to those ECM Employees listed on Schedule 5.3(a)(ii) who become Transferred Employees, bonus opportunities for 2018 which have potential maximum payments in the amounts set forth on Schedule 5.3(a)(ii) for such Transferred Employee and which are otherwise determined in accordance with bonus plans or metrics established by Purchaser; provided, however, Purchaser shall pay to each ECM Employee who becomes a Transferred Employee a cash bonus for 2018 in an amount that is no less than the amount of the Accrued Employee Bonus Amount, as finally determined pursuant to Section 1.6, attributable to each ECM Employee who becomes a Transferred Employee. The parties acknowledge that these amounts are derived from the Allscripts Global Corporate Bonus Plan and are not intended to correlate to any commission or other incentive compensation plan. The employment of all such Transferred Employees shall be conditioned upon the execution by each such employee of Purchaser's standard form of confidentiality and invention agreements. Seller Group shall terminate, effective immediately before the Closing, the employment of all Offered Employees, and the Seller Group shall be responsible for any severance obligations payable thereto. Seller Group will not take any action which would reasonably be expected to impede, hinder, interfere or otherwise compete with Purchaser’s effort to hire any Offered Employee. Purchaser shall not assume responsibility for any Transferred Employee until such employee commences employment with Purchaser or its designee. Seller Group shall be responsible for providing and administering all required notices and benefits under COBRA with respect to the Offered Employees and their dependents required by the termination of the Offered Employees’ or any other ECM Employees’ employment with Seller Group. This Section 5.3 is solely for purposes of defining the obligations between Purchaser and Seller Group concerning the ECM Employees who are employed immediately prior to the Closing Date and shall in no way be construed as creating any employment or other contract between Purchaser and any such person or as restricting the right of Purchaser to terminate or change the terms and conditions of the employment of a Transferred Employee who becomes an employee of Purchaser or its designee. Nothing herein is intended to, and shall not be construed to, create any third party beneficiary rights of any kind or nature, including the right of any Transferred Employee or other individual to seek to enforce any right to compensation, benefits, or any other right or privilege of employment with Purchaser or any of its Affiliates. Seller Group shall be solely responsible for any notices required to be given under, and to otherwise comply with, WARN or similar applicable Laws of any jurisdiction relating to any plant closing or mass layoff (or similar triggering event) with respect to its employees on or before the Closing.

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(b)               After the Closing, Transferred Employees will no longer be eligible to receive coverage or benefits under any Seller Employee Plan and each Transferred Employee will cease participation in each Seller Employee Plan on the Closing Date, except as otherwise set forth in such Seller Employee Plan, this Agreement or required by applicable Law with respect to employees whose service with Seller Group has terminated.

(c)                Except as provided in Section 5.3(a), effective as of the Closing Date, each Transferred Employee will be eligible to receive coverage and benefits under the employee benefit plans, programs and policies of Purchaser in which similarly situated employees of Purchaser are eligible to participate (the “Purchaser Plans”), subject to the eligibility requirements of the Purchaser Plans. Purchaser will use commercially reasonable efforts to (A) recognize the prior service with Seller Group and McKesson of each Transferred Employee for purposes of eligibility to participate, vesting and determination of level of benefits with respect to the Purchaser 401(k) Plan and determining vacation time, sick time and other time-off benefits under Purchaser’s paid time-off policies (together, the “Time-Off Benefits”) (but not for purposes of benefit accruals under any defined benefit pension plan or to the extent that such recognition would result in duplication of benefits), and (B) to the extent permitted by applicable Laws and Purchaser Plans, waive any pre-existing condition exclusion, actively-at-work requirement or waiting period under any applicable Purchaser Plan, except to the extent such pre-existing condition exclusion, actively-at-work requirement or waiting period would have applied to such individual under the applicable Seller Employee Plan as of the time immediately prior to the Closing. To the extent permitted by applicable Law, Purchaser will credit each Transferred Employee with the amount of accrued but unused paid time-off benefits as such Transferred Employee was entitled to from Seller Group as of the Closing Date and set forth on a schedule that Seller Group will provide to Purchaser on the Closing Date for each Transferred Employee (“Seller Group Time-Off Benefits”). Purchaser will permit such Transferred Employees with the right to use their Seller Group Time-Off Benefits during the period beginning as of the Closing Date and ending on December 31, 2018, on terms no less favorable then in effect immediately prior to the Closing.

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(d)               Purchaser shall allow each Transferred Employee who is based primarily in the United States to be eligible to participate in a defined contribution plan and trust intended to qualify under Section 401(a) of the Code (the “Purchaser 401(k) Plan”), subject to any eligibility requirements of such Purchaser 401(k) Plan. After the Closing, subject to the consent of the applicable fiduciaries of the Purchaser 401(k) Plan, Purchaser shall allow the Transferred Employees to effect a “direct rollover” (as described in Section 401(a)(31) of the Code) of their account balances (including participant loans) under the Allscripts Retirement Savings Plan to the Purchaser 401(k) Plan in the form of cash and participant loan notes.

(e)                Nothing in this Section 5.3 shall (i) be construed as requiring the continued employment or engagement of any Transferred Employee or other service provider after the Closing Date, (ii) create any third-party rights under this Agreement for any Transferred Employee or any other current or former employee of the ECM Business or (iii) an amendment to any Seller Employee Plan or Purchaser Plan.

Section 5.4            Taxes.

(a)                If any Property Tax relates to a period that begins before and ends after the Closing Date, the portion of any such Tax that is allocable to the portion of the Taxable Period beginning after the Closing Date will be deemed to be the amount of such Taxes for the entire Taxable Period (after giving effect to amounts which may be deducted from or offset against such Taxes) (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of days in the period beginning on the day after the Closing Date and the denominator of which is the number of days in the entire period for assessment of such Tax.

(b)               Each party will timely and duly cause to be filed all Tax Returns and other documentation with respect to real property, personal property and similar ad valorem Taxes levied with respect to the Purchased Assets (“Property Taxes”) for any Taxable Period that includes, but does no end on, the Closing Date (a “Straddle Period”) that are required by Law to be filed by such party for any Straddle Period, and will pay the relevant Taxing Authority all Property Taxes required to be paid by such party (subject to reimbursement provided for herein). The parties hereto will cooperate with one another and exchange any information or documents that may be reasonably necessary in order to (i) ascertain the amount of Property Taxes that will be the liability of one party under the Agreement but that will be required to be paid by the other party to a Taxing Authority and (ii) cause the party that is liable for the allocable share of Property Taxes under this Agreement either to make an advance payment to the other party of the amounts required to be paid by the other party (to the extent possible and no later than five days prior to payment by the other party to the Taxing Authority) or, if advance payment is not possible, to promptly (and in no event later than ten days after paid to the Taxing Authority) reimburse the other party of the amounts actually paid by the other party to the Taxing Authority.

(c)                Transfer Taxes. Seller Group, on the one hand, and Purchaser, on the other hand, shall each be responsible for and pay when due one half of any Transfer Taxes required by applicable Law to be paid with respect to the transfer of the Purchased Assets to Purchaser pursuant to this Agreement. The parties hereto will use commercially reasonable efforts to minimize any Transfer Taxes to be paid pursuant to this Agreement. The party required by applicable Law to file a Tax Return with respect to such Transfer Taxes will do so within the time period prescribed by applicable Law, and the other party will cooperate in all respects to the extent required in connection with such filing.

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(d)               Cooperation in Tax Matters. The parties hereto agree to furnish or cause to be furnished to one another, upon request, as promptly as practicable, such information and assistance relating to the Purchased Assets, ECM Business, or Transferred Employees as is reasonably necessary for the filing of all Tax Returns, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any claim or proceeding relating to any Tax Return. For the avoidance of doubt, this Section 5.4(d) will not be construed to grant either party any right to review any Tax Return relating to Taxes of any other party or any Affiliate thereof, except to the extent Seller Group may be required to provide Purchaser with a right to review, upon request, copies of Tax Returns solely relating to the Purchased Assets, ECM Business, or Transferred Employees in order to comply with the foregoing sentence of this Section 5.4(d). In the event any Taxing Authority informs Seller Group or Purchaser of any notice of proposed audit, claim, assessment or other dispute concerning an amount of Taxes related to the Purchased Assets, ECM Business, or Transferred Employees with respect to which the other party may be responsible pursuant to this Agreement, the party so informed will promptly notify the other party of such matter; provided, that, failure to promptly notify will not reduce the other party’s indemnity obligation hereunder, except to the extent such party’s ability to defend against such matter is actually prejudiced thereby; provided, further, that resolution of such audit, claim, assessment or other dispute will be governed by Section 8.3.

Section 5.5            Further Actions.

(a)                At Closing or from time to time after the Closing, at the other party’s request, Seller Group and Purchaser will, and will cause their respective Subsidiaries to, execute and deliver to the other party such other instruments of sale, transfer, conveyance, novation, assignment and confirmation, provide such materials and information and take such other actions as the requesting party may reasonably deem necessary in order to effectively transfer, convey and assign to Purchaser, and to confirm Purchaser’s title to, all of the Purchased Assets, free and clear of all Encumbrances (other than Permitted Encumbrances), in accordance with the terms of this Agreement, and, to the fullest extent permitted by law or contract, to put Purchaser in actual possession and operating control of the Purchased Assets, and to cause the parties to fulfill their respective obligations under this Agreement and the Transaction Documents.

(b)               In the event that any member of the Seller Group or any Affiliate of Seller Group receives any payment related to any Purchased Asset or related to any Assumed Liability, the Seller Group agrees to promptly remit such funds to the Purchaser. In the event that the Purchaser or any Affiliate of the Purchaser receives any payment related to any Excluded Asset or Excluded Liability after the Closing, the Purchaser will promptly remit (or cause to be promptly remitted) such funds to the Seller Group.

Section 5.6            Seller-Retained Trademarks; Company Name.

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(a)                Purchaser is not obtaining pursuant to this Agreement or any Transaction Document any rights with respect to any Seller-Retained Trademarks or the name McKesson or any Trademark including “McKesson”, except for the limited license to use the Seller-Retained Trademarks during the Phase-Out Period as expressly set forth in Section 5.6(b). Following the Phase-Out Period, Purchaser will not use or display, and will ensure that its Affiliates do not use or display, any Seller-Retained Trademark as (or as part of) a corporate name or trade name. Purchaser will, as soon as is practicable but in any event no later than six months following the Closing Date (such six-month period, the “Phase-Out Period”), (i) remove or obliterate all Seller-Retained Trademarks from all Company Offerings (and any other products and services of Purchaser and its Affiliates) and all associated signage, websites, advertisements, marketing brochures, purchase orders, invoices, sales orders, labels, letterhead, business cards, employee and customer communications, packaging, shipping documents and other materials; and (ii) cease to use, manufacture, market, sell, license, distribute, or otherwise provide or make available any of the foregoing items bearing any Seller-Retained Trademark.

(b)               During the Phase-Out Period, subject to the other terms and conditions of this Section 5.6, Purchaser and its Affiliates will have (and, effective as of the Closing Date, Seller Group hereby grants to Purchaser and its Affiliates) a royalty-free, non-sublicensable, non-transferable, and non-exclusive license to use those Seller-Retained Trademarks that the ECM Business used immediately prior to the Closing Date (the “Licensed Seller-Retained Trademarks”) solely in connection with those Company Offerings for which (and in the same manner that) the ECM Business used such Seller-Retained Trademarks immediately prior to the Closing Date (the “Licensed Company Offerings”). Such use must comply with Seller Parent’s applicable trademark usage guidelines, and the Licensed Company Offerings in connection with which the ECM Business uses the Licensed Seller-Retained Trademarks must be of such quality as will, in Seller Parent’s reasonable judgment, protect the goodwill, image and reputation adhering to the Licensed Seller-Retained Trademarks (and Purchaser will, and will cause its Affiliates to, reasonably cooperate with Seller Parent to enable Seller Parent to monitor and ensure compliance with such standards). Purchaser will not (and will ensure that its Affiliates do not) (i) register or attempt to register any Seller-Retained Trademark; (ii) challenge the validity, or any member of Seller Group’ use, of any Seller-Retained Trademark; (iii) modify any Seller-Retained Trademark or combine any Seller-Retained Trademark with any other Trademark; or (iv) use or display any Seller-Retained Trademark except as expressly permitted under this Section 5.6. All use of the Seller-Retained Trademarks by the ECM Business prior to Closing and all associated goodwill will inure to the sole benefit of Seller Group.

Section 5.7            Records and Documents.

(a)                Promptly after Closing, Seller Group will deliver to Purchaser (at no cost to Purchaser, except as expressly contemplated under the Transition Service Agreement) any books and records that are in Seller Group’s possession to the extent related to the ECM Business; provided, that (i) Seller Group will be permitted to redact from such books and records any information not related to the ECM Business; and (ii) Seller Group may retain copies of any such books and records that relate to Seller Group’s retained businesses or to the extent necessary to comply with applicable Law or any member of Seller Group’s document retention policies in effect as of the date hereof, or to the extent necessary for performance by Seller Group under any Transaction Document.

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(b)               For a period of six years after the Closing, each party will retain all of the books and records (including personnel files) relating to the ECM Business relating to periods prior to the Closing. Each party will, and will cause its Subsidiaries (as applicable) to, at the other party’s expense, provide the other party and its Representatives with reasonable access to and the right to make copies of such books and records solely to the extent relating to the periods prior to the Closing; provided, that Seller Group will be permitted to redact from such books and records any information not related to the ECM Business. The party accessing such books and records shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 5.7(b). If either party shall desire to dispose of any of such books and records prior to the expiration of such six-year period, such party shall, prior to such disposition, give the other party a reasonable opportunity, at such other party’s expense, to segregate and remove such books and records as such other party may select; provided, that Seller Group will be permitted to redact from such books and records any information not related to the ECM Business.

(c)                Notwithstanding anything to the contrary herein, neither party nor any of their respective Affiliates will have any obligation to make available to the other party or such other party’s Representatives, (i) any consolidated, combined or unitary Tax Return filed by a party or its predecessor, or any related material, or any other information related to Taxes that does not exclusively relate to the Purchased Assets or (ii) any information if making such information available would (1) jeopardize any attorney-client privilege or (2) contravene any applicable Law or fiduciary duty.

Section 5.8            Non-Competition. Neither Seller Parent nor Seller Group will, and each of Seller Parent and Seller Group will cause its respective Subsidiaries not to, without the prior written consent of Purchaser (which shall not be unreasonably withheld, conditioned or delayed), (x) until the date that is three years after the Closing Date, engage in any material respect in a Restricted Activity or Control any Person engaged in any material respect in a Restricted Activity and (y) from the date that is three years after the Closing Date to the date that is five years after the Closing Date, engage in any material respect in a Restricted Activity or Control any Person engaged in any material respect in a Restricted Activity, in each case, to the extent such engagement involves soliciting or providing products or services to any Person that is a party to an ECM Customer Contract; provided, that none of the foregoing in clauses (x) or (y) will prohibit or otherwise restrict Seller Parent, any member of Seller Group or any of their respective Affiliates and their respective successors from otherwise:

(i)                 engaging in any business or activities, or providing any service or offering, which Seller Parent, any member of Seller Group or their respective Affiliates is currently engaged or providing (other than any Competing Business but, for the avoidance of doubt, none of Seller Group’s BOSSnet, Scan and Pixtools solutions shall be deemed to be a Competing Business so long as such solutions do not integrate with the Paragon software);

(ii)               referring without remuneration any clients of Seller Parent, Seller Group or their respective Affiliates to any Competing Business;

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(iii)             integrating any products, services or solutions of any Competing Business with or into any products, services or solutions of Seller Parent, Seller Group or their respective Affiliates and any remote hosting thereof;

(iv)             acquiring the assets of, or a controlling interest in, another Person engaged in a Restricted Activity (a “Target Business”) as part of an acquisition, joint venture, merger or other business combination, if (x) the revenue derived by the Target Business from the Restricted Activity in the fiscal year preceding such acquisition constituted less than twenty-five percent (25)% of the total net revenues of the Target Business for the most recent financial period prior to the acquisition and (y) within twelve months from such acquisition, Seller Group causes the Target Business to divest the portion of its operations that is engaged in the Restricted Activity;

(v)               fulfilling any obligation of any member of Seller Parent, Seller Group or their respective Affiliates under this Agreement or any Transaction Document; or

(vi)             owning as a passive investment 5% or less of the equity of any entity engaged in a Restricted Activity that is traded on any nationally-recognized stock exchange.

Notwithstanding anything else to the contrary herein, this Section 5.8 shall not be deemed to prohibit the activities of Netsmart Technologies, Inc., a Delaware corporation (“Netsmart”), or Seller Parent’s, Seller Group’s or any of their respective Affiliate’s ownership of an equity interest therein or rights with respect thereto, so long as none of Seller Parent, Seller Group or any of their respective Affiliates has the contractual right to appoint the majority of the members of the board of directors, or otherwise manage the day-to-day business, of Netsmart. Notwithstanding the prior sentence or anything else to the contrary herein, none of Seller Parent, Seller Group or any of their respective Affiliates shall assist any Person in which any member of Seller Parent, Seller Group or any of their respective Affiliates has an equity interest, in engaging in any Restricted Activity, including developing integrations or providing support for, or referring customers to Persons or products that compete with the Company Offerings.

Section 5.9            Non-Solicit. Without obtaining Purchaser’s prior written consent, for a period of 12 months following the Closing Date, Seller Group will not, and shall cause its Affiliates not to, solicit any Transferred Employee to leave the employ of Purchaser or its Affiliates or violate the terms of their contracts, or any employment arrangements, with Purchaser or its Affiliates, or hire any Offered Employee (including any Transferred Employee). Nothing herein shall preclude Seller Group from (a) engaging in general solicitations of employment by means of (i) general advertisements or (ii) through a professional recruiter who does not target the Offered Employee; or (b) hiring an Offered Employee (i) who responds to a public advertisement or job listing on www.allscripts.com, or (ii) who applies for a posted position without any solicitation by Seller Group; or (c) hiring anyone (i) whose employment with Purchaser has been voluntarily terminated by such employee at least six months prior to commencement of employment discussions between Seller Group or its Affiliates and such person or (ii) whose employment with Purchaser has been terminated by Purchaser without Cause. For purposes of this Section 5.9, “Cause” means (i) the employee’s failure to perform his or her duties, (ii) the employee’s engagement in dishonesty, illegal conduct, or misconduct, which is, in each case, injurious to Purchaser; (iii) the employee’s embezzlement, misappropriation, or fraud; (iv) the employee’s conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude; or (v) the employee’s violation of a material policy of Purchaser.

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Section 5.10        Bulk Sale. Purchaser hereby waives compliance by Seller Group with any applicable bulk sale or bulk transfer Laws of any jurisdiction in connection with the sale of the Purchased Assets to Purchaser; it being understood that any Liabilities arising out of the failure of Seller Group to comply with the requirements and provisions of any bulk sale or bulk transfer Laws of any jurisdiction which would not otherwise constitute Assumed Liabilities shall be treated as Excluded Liabilities.

Section 5.11        Litigation and Similar Claims. From and after the Closing, each of Seller Group and Purchaser will reasonably cooperate in defending and pursuing, as appropriate, litigation and similar claims relating to the ECM Business or any of the parties hereto, reasonably make available relevant employees and preserve and make reasonably available, to the extent legally and contractually permissible, all records reasonably necessary for such matters; provided, that this Section 5.10 shall not apply with respect to any disputes among any party hereto or any of its Affiliates, on the one hand, or any other party hereto or its Affiliates, on the other hand; provided, further, that any reasonable out-of-pocket costs in connection with such cooperation shall be reimbursed by the requesting party.

Section 5.12        Third Party Consents and Notices; Shared Contracts.

(a)                Seller Group will use Reasonable Efforts to deliver to, or obtain from, the applicable third party prior to the Closing, all notices, Consents, waivers, filings and approvals required in connection with the Transactions under the Contracts set forth in Section 2.4(a)(iii) of the Seller Disclosure Schedule and that are exclusively related to the ECM Business. Without limiting the obligations of Seller Group hereunder, Purchaser will use Reasonable Efforts to cooperate with Seller Group in obtaining such third-party Consents to the extent such cooperation is reasonably requested by Seller Group.

(b)               Within ten Business Days after the execution of this Agreement, Seller Group shall use Reasonable Efforts to provide Purchaser with a list of all material Other Shared Contracts, indicating which of such material Other Shared Contracts may be split and assigned in part to Purchaser or replicated for the benefit of Purchaser pursuant to its terms, without the Consent of the counterparty thereto or other conditions, including the payment of a transfer or other fee (the “Assignable Other Shared Contracts”). Within ten Business Days after receipt thereof, Purchaser will provide Seller Group with written notice of those Assignable Other Shared Contracts that Purchaser desires to have split and assume in part, or for Seller Group to replicate for Purchaser’s benefit, in either case as such Contract relates to the ECM Business. Each Assignable Other Shared Contract for which Purchaser provides written notice of its desire to have split and assume in part or have replicated for its benefit shall thereafter be deemed (to the extent related to the ECM Business) to be an Assigned Contract Right hereunder.

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(c)                Prior to the Closing, Seller Group shall split and partially assign to Purchaser or have replicated for the benefit of Purchaser, in each case, to the extent related to the ECM Business and as of the Closing, (i) each Contract referred to in clause (c) of the definition of “Purchased Assets” that is not exclusively related to the ECM Business and that is not set forth in Section 2.4(a)(iii) of the Seller Disclosure Schedule (the “Assignable ECM Contracts”) and (ii) each Assignable Other Shared Contract for which Purchaser provides the notice specified in Section 5.12(b).

(d)               With respect to each material Shared Contract identified pursuant to the first sentence of subsection (b) above that is not an Assignable Other Shared Contract (the “Non-Assignable Other Shared Contracts”), Purchaser will also, within ten Business Days after receipt thereof, provide Seller Group with written notice of those Non-Assignable Other Shared Contracts that Purchaser desires to have split and assume in part or have replicated for the benefit of Purchaser.

(e)                At the direction of Purchaser, in its sole discretion, each party shall use Reasonable Efforts prior to the Closing to cause the counterparty to each such Non-Assignable Other Shared Contract and to each Contract referred to in clause (c) of the definition of “Purchased Assets” that is not exclusively related to the ECM Business and is set forth in Section 2.4(a)(iii) of the Seller Disclosure Schedule (the “Non-Assignable ECM Shared Contracts” and, together with the Non-Assignable Other Shared Contracts, the “Non-Assignable Shared Contracts”) to Consent to the split and partial assignment and assumption or replication for Purchaser’s benefit, in each case to the extent related to the ECM Business, of such Non-Assignable Shared Contract to Purchaser, or to otherwise enter into a new Contract with Purchaser on substantially the same terms as exist under the applicable Non-Assignable Shared Contract, in each case as of the Closing. Each such Non-Assignable Shared Contract for which the parties have received Consent to the split and partial assignment and assumption or replication, shall thereafter be deemed (to the extent of the requested split or replication) to be an Assigned Contract Right hereunder and Seller Group shall split and partially assign to Purchaser, or have replicated for Purchaser’s benefit, as of the Closing such Contract in accordance with its terms.

(f)                Notwithstanding the foregoing, Seller Group shall not be required to split and partially assign to Purchaser or have replicated at the Closing any of the Non-Assignable Shared Contracts for which Consent has not been obtained. As to any Non-Assignable ECM Shared Contract for which the parties have not received Consent, (i) Seller Group agrees to continue to use Reasonable Efforts following the Closing Date to obtain any required Consent(s), and Purchaser agrees to use Reasonable Efforts to cooperate in connection with same, and (ii) the parties agree to cooperate in good faith to take such actions as are reasonably necessary to avoid any breach or violation by a party as a result of any failure to obtain any required Consent prior to the Closing. If and when such Consent is obtained or such other required actions have been taken, the split and partial assignment, or replication, of such Non-Assignable ECM Shared Contract will be effected in accordance with the terms of this Agreement.

(g)               To the extent that the Seller Group’s rights under or with respect to any Contract, Permit or other asset to be assigned or partially assigned to Purchaser under this Agreement may not be assigned without the Consent of another Person which has not been obtained, this Agreement shall not constitute an agreement to assign or partially assign the same if an attempted assignment or partial assignment would constitute a breach thereof or be unlawful. Until such Consent is obtained, Seller Group, to the maximum extent permitted by Law and such Contract, Permit or other asset, shall act as Purchaser’s agent in order to obtain for Purchaser all such rights and shall cooperate, to the maximum extent permitted by Law and such Contract, Permit or other asset (other than any Non-Assignable Other Shared Contract), with Purchaser in any other reasonable arrangement designed to provide such rights to Purchaser. Nothing in this Section 5.12(g) shall be deemed to constitute an agreement to exclude from the Purchased Assets any assets described in the definition of “Purchased Assets.”

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(h)               At the direction of Allscripts LLC, in its sole discretion, each party shall use Reasonable Efforts to cause the counterparty to each Contract included in Transferred Intellectual Property that is not exclusively related to the ECM Business to Consent to the split and partial assignment and assumption or replication for Allscripts LLC’s (or it designated Affiliate’s) benefit, in each case to the extent not related to the ECM Business, of such Contract to Allscripts LLC (or it designated Affiliate), or to otherwise enter into a new Contract with Allscripts LLC (or it designated Affiliate) on substantially the same terms as exist under the applicable Contract.

Section 5.13        Existing Confidentiality Agreement. Following and subject to the occurrence of the Closing, Seller Group shall use Reasonable Efforts to provide Purchaser the obligations and benefits of, and to enforce on Purchaser’s behalf upon the written request of Purchaser, that certain Mutual Confidentiality Agreement, dated as of October 2, 2017, by and among Allscripts LLC, EIS, PF2 Enterprise Information Solutions Canada ULC, and McKesson Corporation, solely to the extent relating to the ECM Business. Seller Group and Purchaser each agree that “Reasonable Efforts” for purposes of this Section 5.13 shall not include any obligation to incur any out-of-pocket costs in pursuit of the applicable objective or to initiate any litigation.

ARTICLE VI
CONDITIONS TO CLOSING

Section 6.1            Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the Closing are subject to the satisfaction or waiver, of each of the following conditions:

(a)                Representations, Warranties and Covenants of Seller Group.

(i)                 The covenants, obligations and agreements contained in this Agreement to be complied with by any member of Seller Group has been complied with in all material respects to the extent required to be complied with by any member of Seller Group on or prior to the Closing Date.

(ii)               Each of the representations and warranties of Seller Group contained in ARTICLE II (other than the Fundamental Representations and disregarding all materiality and Material Adverse Effect qualifications contained therein) is true and correct as of the date hereof and as of the Closing Date (or, if made as of a specified date, as of such date), except where the failure of such representations and warranties to be so true and correct, would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

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(iii)             Each of the Fundamental Representations (disregarding all materiality and Material Adverse Effect qualifications contained therein) is true and correct as of the date hereof and as of the Closing Date (or, if made as of a specified date, as of such date) in all material respects.

(b)               No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred.

(c)                No Injunctive Law or Order. There is no Law in effect or Order from, or Action pending by, a Governmental Entity in existence that would have the effect of prohibiting, enjoining or restraining the consummation of the Closing; provided, however, that prior to asserting this condition, Purchaser has complied with its obligations under Section 4.3 and Section 4.4.

(d)               Closing Deliveries. Seller Group has delivered or caused to be delivered to Purchaser the documents and other items required to be delivered by Seller Group pursuant to Section 7.2(a).

(e)                Third Party Consents. All approvals, consents and waivers that are listed on Schedule 6.1(e) shall have been received, and executed counterparts thereof shall have been delivered to Purchaser at or prior to the Closing.

(f)                Antitrust Clearance. Any waiting period (and any extension thereof) applicable to the Transactions under any Antitrust Law, including the HSR Act, and any agreement with a Governmental Entity not to consummate the Transactions will have been terminated or will have expired; and all antitrust clearances, approvals and consents required to be obtained to permit the parties to consummate the Transactions, including the acceptance and placement on the record of any consent agreement by the U.S. Federal Trade Commission or the signature by a court of any stipulation and order filed by the U.S. Department of Justice in conjunction with a proposed consent decree, will have been obtained.

Section 6.2            Conditions to Obligations of Seller Group. The obligations of Seller Group to consummate the Closing are subject to the satisfaction or waiver, of each of the following conditions:

(a)                Representations, Warranties and Covenants of Purchaser.

(i)                 The covenants, obligations and agreements contained in this Agreement to be complied with by Purchaser have been complied with in all material respects to the extent required to be complied with by Purchaser on or prior to the Closing Date.

(ii)               Each representation and warranty contained in ARTICLE III (disregarding all materiality and Purchaser Material Adverse Effect qualifications contained therein) is true and correct, as of the Closing Date (or, if made as of a specified date, as of such date) except where the failure of such representations and warranties to be so true and correct, would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

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(b)               No Purchaser Material Adverse Effect. Since the date of this Agreement, no Purchaser Material Adverse Effect shall have occurred.

(c)                No Injunctive Law or Order. There is no Law in effect or Order from a Governmental Entity in existence that would have the effect of prohibiting, enjoining or restraining the consummation of the Closing; provided, however, that prior to asserting this condition, Seller Group has complied with its obligations under Section 4.3 and Section 4.4.

(d)               Closing Deliveries. Purchaser has delivered the documents and other items required to be delivered by it pursuant to Section 7.2(b).

(e)                Antitrust Clearance. (i) Any waiting period (and any extension thereof) applicable to the Transactions under any Antitrust Law, including the HSR Act, and any agreement with a Governmental Entity not to consummate the Transactions will have been terminated or will have expired; and (ii) all antitrust clearances, approvals and consents required to be obtained to permit the parties to consummate the Transactions, including the acceptance and placement on the record of any consent agreement by the U.S. Federal Trade Commission or the signature by a court of any stipulation and order filed by the U.S. Department of Justice in conjunction with a proposed consent decree, will have been obtained.

ARTICLE VII
CLOSING

Section 7.1            Closing. The consummation of the purchase and sale of Purchased Assets and the execution of the other Transaction Documents (the “Closing”) will take place at the offices of Baker & Hostetler LLP, Key Tower, 127 Public Square, Cleveland, Ohio 44114, no later than the later of (a) the third Business Day after the date all conditions to the obligations of the parties set forth in ARTICLE VI (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date) have been satisfied or, to the extent permitted by applicable Law, waived (in writing by the applicable party hereto) and (b) the earlier of (i) a date during the Marketing Period to be specified by Purchaser on no fewer than three Business Days’ notice to Seller Group, and (ii) the third Business Day following the final day of the Marketing Period (subject, in the case of each of subclauses (i) and (ii) of this clause (b), to the full satisfaction or due waiver of all of the closing conditions set forth in Article VI (other than those to be satisfied at the Closing, but subject to the satisfaction of those conditions)); provided, however, that the parties agree that the Closing may be effected at such other place or on such other date as the parties may mutually agree in writing and that the Closing may be effected remotely by means of the delivery and exchange of documents and instruments and signatures required to be delivered by each party hereunder by electronic mail (as portable document format (PDF) files), facsimile transmission, hand delivery, or such other means as the parties mutually agree, and wire transfer of funds. The day on which the Closing takes place is referred to as the “Closing Date.” The Closing will be deemed to take place at 12:01 a.m. Eastern Time on the Closing Date (the “Effective Time”).

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Section 7.2            Deliveries at Closing.

(a)                On the Closing Date (or prior to the Closing Date where indicated), Seller Group will execute (where applicable) and/or deliver to Purchaser, or will cause its Subsidiaries to execute and/or deliver to Purchaser, in each case, unless the delivery of such item is waived in writing by Purchaser:

(i)                 duly executed counterparts to each Transaction Document to which any member of Seller Group is a party;

(ii)               a certificate executed by a duly authorized officer of Allscripts LLC, dated as of the Closing Date, certifying that each of the conditions set forth in Section 6.1(a) and Section 6.1(b) have been satisfied;

(iii)             customary release letters with respect to any Encumbrances (other than Permitted Encumbrances) on the Purchased Assets, duly executed by the holder of such Encumbrances in form and substance reasonably satisfactory to Purchaser and the Debt Financing Sources; and

(iv)             a statement in the form attached hereto as Exhibit B, signed under penalties of perjury and dated no more than 30 days prior to the Closing Date, confirming that no member of Seller Group is a “foreign person” as defined in Section 1445 of the Code.

(b)               On the Closing Date, Purchaser will execute (where applicable) and/or deliver to Seller Group, or cause to be executed and/or delivered to Seller Group (or the specified Seller Accounts, as applicable):

(i)                 payment by Purchaser of the Estimated Purchase Price in accordance with Section 1.5(c) by wire transfer of immediately available funds to the specified Seller Accounts;

(ii)               duly executed counterparts to each Transaction Document to which Purchaser is a party; and

(iii)             a certificate executed by a duly authorized signatory of Purchaser, dated as of the Closing Date, certifying that each of the conditions set forth in Section 6.2(a) and Section 6.2(b) has been satisfied.

ARTICLE VIII
SURVIVAL OF REPRESENTATIONS, WARRANTIES,
AND COVENANTS; INDEMNIFICATION

Section 8.1            General; Survival.

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(a)                The covenants and agreements of Seller Group and Purchaser contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Closing Date will survive the Closing Date in accordance with their terms.

(b)               The representations and warranties of Seller Group and Purchaser contained in this Agreement, and the indemnity obligations related thereto, will survive and continue until the date that is 15 months from the Closing Date, it being agreed:

(i)                 the representations and warranties of Seller Group, and the indemnity obligations related thereto, set forth in (A) Section 2.1 (Organization and Qualification), Section 2.2 (Wholly Owned Subsidiaries), Section 2.3 (Authority) and Section 2.20 (Brokers) (collectively, the “Fundamental Representations”) and (B) the first sentence of Section 2.9(b) (Ownership of Intellectual Property), Section 2.10 (Taxes) and the first sentence of Section 2.13 (Title to Tangible Assets) will survive the Closing and continue in full force and effect until the expiration of the applicable statutes of limitations;

(ii)               any claim in respect of Losses for Excluded Liabilities or Assumed Liabilities or pursuant to any of Sections 8.2(a)(iv) and (v) will survive the Closing and continue in full force and effect indefinitely; and

(iii)             notwithstanding the foregoing, any claim asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from an Indemnitee to an Indemnifying Party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and indemnity obligation and such claim shall continue until the final amount of recoverable Losses (if any) are determined by a final, non-appealable agreement, settlement, judgment or award binding on the parties in accordance with this ARTICLE VIII (and any required payment has been made).

Section 8.2            Indemnification.

(a)                Indemnification by Seller Group and Seller Parent. Subject to Section 8.1 and the other provisions of this ARTICLE VIII, from and after the Closing Date, Seller Group and Seller Parent will jointly and severally defend, indemnify and hold harmless Purchaser, its Affiliates and their respective officers, directors and employees (collectively, the “Purchaser Indemnitees”), from and against and in respect of any and all Losses incurred by any Purchaser Indemnitee resulting from, arising out of or relating to (regardless of whether or not such indemnifiable Losses relate to any Third-Party Claim):

(i)                 any breach or inaccuracy of any representation or warranty of Seller Group contained in ARTICLE II of this Agreement (it being understood and agreed that, except for the representations and warranties set forth in Section 2.9(d) (Intellectual Property Agreements), Sections 2.11(a)(i) through (a)(xi) (Material Contracts) and Section 2.12(a) (Financial Information), for purposes of determining whether a breach or inaccuracy of such representation or warranty has occurred and the amount of Losses to which any indemnification applies, each representation and warranty shall be read without regard and without giving effect to any “materiality,” “Material Adverse Effect” or similar qualifiers or words of similar import contained in any such representation or warranty); or

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(ii)               any breach by Seller Group of any covenant or agreement contained in this Agreement;

(iii)             any Excluded Liabilities; and

(iv)             any Seller Employee Plan or other employee benefit plan maintained or contributed to by McKesson Corporation, Seller Group or any of their Affiliates or their respective ERISA Affiliates, or any current or former employee of Seller Group or any of its Affiliates (to the extent not an Assumed Liability).

(b)               Indemnification by Purchaser. Subject to Section 8.1 and the other provisions of this ARTICLE VIII, from and after the Closing Date, Purchaser will defend, indemnify and hold harmless Seller Group, their respective Affiliates and their respective officers, directors and employees (collectively, the “Seller Indemnitees”), from and against and in respect of any and all Losses incurred by any Seller Indemnitee resulting from, arising out of or relating to (regardless of whether or not such indemnifiable Losses relate to any Third-Party Claim):

(i)                 any breach or inaccuracy of any representation or warranty of Purchaser contained in ARTICLE III of this Agreement (it being understood and agreed that for purposes of determining whether a breach or inaccuracy of such representation or warranty has occurred and the amount of Losses to which any indemnification applies, each representation and warranty shall be read without regard and without giving effect to any “materiality,” “Material Adverse Effect” or similar qualifiers or words of similar import contained in any such representation or warranty);

(ii)               any breach by Purchaser of any covenant or agreement contained in this Agreement; and

(iii)             any Assumed Liabilities (except to the extent Seller Group is required to indemnify the Purchaser Indemnitees pursuant to Section 8.2(a) for such matter or such Losses result from, arise out of or are related to a breach or inaccuracy of any representation or warranty of Seller Group contained in ARTICLE II hereunder, without regard to Section 8.1 or Section 8.2(c)).

(c)                Limitations. Notwithstanding anything to the contrary in this Agreement (A) no Purchaser Indemnitee will be entitled to indemnification for any Losses arising from a claim for indemnification pursuant to Section 8.2(a)(i) above until the aggregate amount of all Losses under all claims of all Purchaser Indemnitees for all such breaches or inaccuracies exceeds $2,600,000 (the “Basket”), at which time the full amount of such Losses (and not just the excess) will be subject to indemnification hereunder (subject to clause (B) and (C) below); (B) there will be no obligation to indemnify under Section 8.2(a)(i) for any item or related set of items where the Losses relating thereto are less than $26,000 (the “De Minimis Amount”) (it being understood that such items will not be aggregated for purposes of the immediately preceding clause (A)) and (C) the aggregate Liability of Seller Group and Seller Parent for indemnification pursuant to subsection Section 8.2(a)(i) above will not exceed $26,000,000 (the “Cap”); provided, however, that, notwithstanding the foregoing, (x) none of the Cap, the Basket or the De Minimis Amount will apply with respect to any claim for indemnification based on Fraud, any breach or inaccuracy of a Fundamental Representation or any breach or inaccuracy of a representation or warranty of Seller Group contained in Section 2.10 (Taxes) or Section 2.14 (Sufficiency), and (y) neither the Cap nor the Basket will apply with respect to any claim for indemnification based on any breach or inaccuracy of the representations and warranties of Seller Group set forth in the first sentence of Section 2.9(b) (Ownership of Intellectual Property) or the first sentence of Section 2.13 (Title to Tangible Assets). Each indemnification payment to a Purchaser Indemnitee pursuant to Section 8.2(a)(i) that is subject to the Cap set forth in this Section 8.2(c) will reduce the Cap and the liability cap set forth in the following sentence on a dollar-for-dollar basis by the aggregate amount of such payment. Except in the case of Fraud and indemnification in respect of Sections 8.2(a)(iii), (iv) and (v), the aggregate Liability of Seller Group and Seller Parent under this Agreement will in no event exceed the Purchase Price.

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Section 8.3            Notice of Claim; Defense.

(a)                If (i) any third party or Governmental Entity institutes, threatens or asserts any Action or other claim that may give rise to Losses for which a party (an “Indemnifying Party”) may be liable for indemnification under this ARTICLE VIII (a “Third-Party Claim”) or (ii) any Person entitled to indemnification under this Agreement (an “Indemnified Party”) may in good faith have a claim to be indemnified by an Indemnifying Party that does not involve a Third-Party Claim (a “Direct Claim”), then the Indemnified Party will promptly send to the Indemnifying Party a written notice specifying (to the extent known) the nature of such claim and the amount of all related Losses (a “Claim Notice”); provided, however, that any failure to give such Claim Notice or to provide any such facts or amounts will not affect the rights of the Indemnified Party except to the extent that such failure actually prejudices the Indemnifying Party and, to the extent prejudiced, the obligation of the Indemnifying Party shall be reduced to the extent of any actual monetary prejudice resulting from the Indemnified Party’s delay or failure to give any such notice.

(b)               In the event of a Third-Party Claim, the Indemnifying Party may elect to assume the defense of such Third-Party Claim by retaining counsel of its choice, reasonably acceptable to the relevant Indemnified Parties, to represent such Indemnified Parties in connection with such Third-Party Claim and will pay the fees, charges and disbursements of such counsel; provided, that, as a condition precedent to the Indemnifying Party electing to assume the defense of such Third Party Claim, it shall (x) notify Purchaser in writing as promptly as reasonably practicable (but in no event later than 20 days after receipt of the Third-Party Claim Notice) of its election to do so, and (y) acknowledge in writing that it is obligated to indemnify the Indemnified Party with respect to such Third-Party Claim hereunder. If the Indemnifying Party has not properly elected to assume the defense of such Third-Party Claim pursuant to the prior sentence, or fails to take reasonable steps necessary to defend diligently the Third-Party Claim after notifying Purchaser (on behalf of the applicable Indemnified Party) of its election to assume of the defense of such Third-Party Claim, the Indemnified Party may assume such defense, and the reasonable fees of its attorneys will be covered by the indemnity provided for in this ARTICLE VIII upon determination of the Indemnifying Parties’ indemnity obligations. Should the Indemnifying Party so elect to assume the defense of a Third-Party Claim, the Indemnified Parties may participate, at their own expense and through legal counsel of their choice, in any such Action, provided, that (i) subject to the preceding sentence, the Indemnifying Party may elect to continue to control the defense of the Indemnified Parties in connection with such Action and (ii) the Indemnified Parties and their counsel will reasonably cooperate with the Indemnifying Party’s counsel in connection with such Action. If the Indemnifying Party has properly elected to assume the defense of a Third-Party Claim pursuant to the first sentence of this Section 8.3(b), the Indemnifying Party will have the right to settle, compromise or discharge such Third-Party Claim either (A) with the prior written consent of the applicable Indemnified Party (which consent will not be unreasonably withheld, conditioned or delayed) or (B) without any Indemnified Party’s consent if such settlement, compromise or discharge provides for no relief other than the payment of monetary damages (including monetary fines or penalties) and such monetary damages are paid in full by the Indemnifying Party, requires no admission of Liability by any Indemnified Party (with no right of indemnification or other contribution from the Indemnified Party or its Affiliates) and contains a full release of the Indemnified Party and its Affiliates from any Liabilities arising out of such Third-Party Claim. Notwithstanding the foregoing, if (i) the Indemnifying Party elects not to retain counsel reasonably satisfactory to the relevant Indemnified Parties and assume control of such defense of a Third-Party Claims within 20 days of receiving a Claims Notice with respect to such Third-Party Claim, (ii) the Indemnified Party determines (after obtaining advice of counsel) that an actual or apparent conflict of interest exists between the Indemnifying Party and such Indemnified Party that precludes effective joint representation with respect to such Third-Party Claim, (iii) such Third-Party Claim involves a bona fide claim for injunctive relief against the Indemnified Party with respect to such Action or claim, (iv) such Third-Party Claim relates to or arises in connection with any criminal proceeding, Action, indictment, investigation or allegation or (v) Purchaser (on behalf of the applicable Indemnified Party) reasonably believes such Third-Party Claim, if adversely determined, would impair in any material respect the business or operations of the Indemnified Party or any of its Affiliates (other than the ECM Business), then the Indemnified Party may upon 20 days written notice to the Indemnifying Party retain counsel reasonably acceptable to the Indemnifying Party in connection with such Third-Party Claim and assume control of the defense of the Indemnified Parties in connection with such Third-Party Claim, and the fees, charges and disbursements of such counsel selected by the Indemnified Parties will be payable by the Indemnifying Party; provided, the Indemnifying Parties may continue to participate, at their own expense and through legal counsel of their choice, in any such Action. Whether the Indemnifying Party or the Indemnified Party controls the defense of any Third-Party Claim, the parties hereto will cooperate in the defense thereof in accordance with Section 8.3(c). Under no circumstances will the Indemnifying Party have any Liability in connection with any settlement of any Third-Party Claim that is entered into without its prior written consent (which will not be unreasonably withheld, conditioned or delayed).

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(c)                From and after the delivery of a Claim Notice involving a Third Party Claim, at the written request of the Indemnifying Party, each Indemnified Party will grant the Indemnifying Party and its Representatives reasonable access during business hours, and only in such a manner as to not unreasonably interfere with the normal operations of the relevant Indemnified Party, to the books and records, Contracts, documents, personnel, premises and properties of the Indemnified Party to the extent reasonably related to the Claim Notice. Notwithstanding the foregoing or anything contained in this Agreement (but subject to Section 8.3(e)), no Indemnified Party will have any obligation to make available to the Indemnifying Party any information if making such information available would be reasonably likely to (i) jeopardize any attorney-client privilege (it being understood that the Indemnified Party will cooperate in any reasonable efforts and requests for waivers (including entry into a joint defense agreement or other arrangement, in a form reasonably satisfactory to the parties, if either party determines that such joint defense agreement or other arrangement is reasonably necessary to make available such information hereunder) or (ii) contravene any applicable Law, fiduciary duty or binding agreement (including any confidentiality agreement to which the Indemnified Party is a party) (it being understood that the Indemnified Party will cooperate in any reasonable efforts and requests for waivers that would enable otherwise required disclosure to the Indemnifying Party to occur without contravening such Law, duty or agreement). The Indemnified Party shall be entitled to reimbursement by the Indemnifying Party for all reasonable out-of-pocket expenses incurred in connection with any cooperation requested by the Indemnifying Party under this Section 8.3(c).

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(d)               In the event of a Direct Claim, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations, such dispute will be resolved by litigation in a court of competent jurisdiction pursuant to Section 10.5. In the event of a dispute between an Indemnified Party and an Indemnifying Party relating to a Direct Claim, if the Indemnified Party and the Indemnifying Party reach an agreement to resolve such dispute, a settlement agreement will be prepared and signed by all applicable parties. In the event a dispute between an Indemnified Party and an Indemnifying Party relating to a Direct Claim results in litigation in a court of competent jurisdiction pursuant to Section 10.5, the final and non-appealable judgment with respect to such dispute will be final, binding and conclusive upon the parties thereto.

Section 8.4            Exclusive Remedy. Notwithstanding any other provision of this Agreement to the contrary, this ARTICLE VIII will be the sole and exclusive remedy of the Indemnitees from and after the Closing Date for any claims arising under this Agreement, including claims of breach or inaccuracy of any representation or warranty; provided, however, that the foregoing will not be deemed a waiver by any party of any right to seek specific performance or injunctive relief.

Section 8.5            Limitation on Set-Off. Neither Purchaser, on the one hand, nor Seller Group and Seller Parent, on the other, will have any right to set off any unresolved indemnification claim pursuant to this ARTICLE VIII against, and there will not otherwise be any right to set off in the event of the non-performance of any obligation to make, (a) any payment due pursuant to this Agreement, or (b) any payment due under any other Transaction Document.

Section 8.6            Effective Insurance and Other Recoveries. The amount of any Losses for which indemnification is provided under this ARTICLE VIII will be reduced by (a) any amounts that are actually recovered (net of reasonable out-of-pocket costs of collection) by the Indemnified Party or any of its Affiliates from any third party with respect to such Losses and (b) any insurance proceeds (net of reasonable out-of-pocket costs of collection, any deductible or self-insured retention amount and any reasonably anticipated prospective and retrospective premium adjustments) or other cash receipts or source of reimbursement that are actually received by the Indemnified Party or any of its Affiliates with respect to such Losses. If any amount to be reduced under this Section 8.6 from any payment required under this ARTICLE VIII is determined after the date on which the Indemnifying Party is required pursuant to this ARTICLE VIII to pay such indemnification claim, the Indemnified Party will promptly reimburse the Indemnifying Party any amount that the Indemnifying Party would not have had to pay pursuant to this ARTICLE VIII had such determination been made at the time of such indemnification payment by the Indemnifying Party.

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Section 8.7            No Double Recovery. Notwithstanding the fact that any Person may have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement related to any fact, event, condition or circumstance, no Person will be entitled to recover the same amount of any Losses suffered by such Person more than once under this Agreement and the Transaction Documents (i.e., no “double recovery”) in respect of such fact, event, condition or circumstance, and, with respect to any fact, event, condition or circumstance for which a specific line item liability has been included as an Assumed Software Expense and taken into account in the calculation of Net Working Capital, an Indemnifying Party will not be liable for the amount by which the Final Closing Payment is reduced as a result of such inclusion, when compared against the calculation of the Final Closing Payment where Net Working Capital is calculated without such liability included as an Assumed Software Expense.

Section 8.8            Tax Treatment of Indemnity Payments. Seller Group, Seller Parent and Purchaser agree to treat any indemnity payment made pursuant to this ARTICLE VIII as an adjustment to the Purchase Price for all applicable Tax purposes, including for U.S. federal income Tax and for state Tax purposes.

ARTICLE IX
TERMINATION

Section 9.1            Termination. At any time prior to the Closing (except as limited as to time in the case of subsection (b) below), this Agreement may be terminated:

(a)                by mutual written consent of Purchaser and Allscripts LLC;

(b)               by either Purchaser or Allscripts LLC, if the Closing has not occurred on or before the date that is 90 days after the date hereof (the “Termination Date”); provided, that the right to terminate this Agreement under this subsection will not be available to any party whose breach of this Agreement was a principal cause of the failure of the Closing to occur on or before the Termination Date; provided, further, that if on the Termination Date at least one of the conditions set forth in Section 6.2(c) (as a result of an Order or Law under Antitrust Laws) or Section 6.2(e) shall not have been satisfied, then, at the written election of Purchaser, the Termination Date may be extended with respect to Allscripts LLC to the extent necessary for the conditions set forth in Sections 6.2(c) or 6.2(e) to be satisfied, as applicable (except in circumstances contemplated by subsection (c) hereof), but such extended period shall (y) in no event exceed 12 months following the date of this Agreement and (z) only continue so long as Purchaser is not in breach of its covenants, obligations and agreements under Section 4.4, which breach has not been cured within 15 days after delivery of written notice of such breach to Purchaser;

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(c)                by either Purchaser or Allscripts LLC, if any Law is in effect or any Governmental Entity has issued an Order or taken any other action which permanently restrains, enjoins or otherwise prohibits the consummation of the Closing and such Order or other action has become final and non-appealable; provided, however, that the right to terminate under this Section 9.1(c) will not be available to any party whose breach of this Agreement has been the principal cause of such action;

(d)               by Purchaser, if Seller Group has breached any representation, warranty, covenant, obligation or agreement contained herein such that the conditions set forth in Section 6.1(a) would not be satisfied if the date of such termination was the Termination Date, which breach is incapable of being cured by the Termination Date, or, if capable of being cured by the Termination Date, has not been cured prior to the earlier of (x) 30 days after delivery of written notice of such breach and (y) the Termination Date; provided, however, that Purchaser is not then in material breach of any of its covenants, obligations or agreements in this Agreement; or

(e)                by Allscripts LLC, if Purchaser has breached any representation, warranty, covenant, obligation or agreement contained herein such that the conditions set forth in Section 6.2(a) would not be satisfied if the date of such termination was the Termination Date, which breach is incapable of being cured by the Termination Date, or, if capable of being cured by the Termination Date, has not been cured prior to the earlier of (x) 30 days after delivery of written notice of such breach and (y) the Termination Date; provided, however, that Seller Group is not then in material breach of any of its covenants, obligations or agreements in this Agreement.

(f)                The party seeking to terminate this Agreement pursuant to this Section 9.1 (other than subsection (a)) will give written notice of such termination to the other party.

Section 9.2            Effect of Termination.

(a)                In the event of termination of this Agreement as provided in Section 9.1, this Agreement will be of no further force and effect and there will be no Liability or obligation on the part of Purchaser, Seller Group or their respective officers, directors, shareholders, Affiliates or Representatives; provided, however, that notwithstanding anything herein to the contrary, (i) Section 4.4(b), the provisions of Section 5.1, Section 5.2, this Section 9.2, ARTICLE X and the NDA will remain in full force and effect and survive any termination of this Agreement, (ii) nothing herein, including the payment of the Purchaser Termination Fee, will relieve any party hereto from Liability from the foregoing provisions or in connection with, in the case of Seller Group, Fraud or, in the case of Purchaser, Purchaser Fraud, and (iii) nothing herein will relieve any party hereto from Liability in connection with any willful (in the sense that such action was taken intentionally with the knowledge that such action would constitute or would reasonably be likely to constitute a violation of this Agreement) breach of this Agreement prior to termination of this Agreement, except that the payment of the Purchaser Termination Fee shall be the sole and exclusive remedy of Seller Group, Seller Parent and their Affiliates with respect to any breach or non-compliance of Section 4.3(a) (as it applies to compliance with Antitrust Laws) or Sections 4.4(a), 4.4(c), 4.4(e) and 4.4(f) by Purchaser, as provided in Section 9.2(c).

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(b)               In the event that this Agreement is terminated by either Purchaser or Allscripts LLC (i) (A) pursuant to Section 9.1(c), only in connection with any Order or action by a Governmental Entity with respect to Antitrust Laws, or (B) pursuant to Section 9.1(b) and, in the case of this clause (B), at the time of such termination, the conditions set forth in at least one of Section 6.1(a) or Section 6.1(c) shall not have been satisfied, in each case solely as a result of an Order or law under Antitrust Laws, and (ii) all other conditions to the obligations of Purchaser to consummate the Transactions set forth in Section 6.1 have been satisfied or waived (and, in the case of those conditions that by their terms are to be satisfied at the Closing, such conditions would be satisfied if the Closing were to occur), then Purchaser shall pay to Allscripts LLC, by wire transfer of immediately available funds to an account or accounts designated in writing by Allscripts LLC, a cash amount (the “Purchaser Termination Fee”) equal to $2,000,000 within two (2) Business Days of termination.

(c)                The parties acknowledge that the agreements contained in Section 9.2(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Seller Group would not have entered into this Agreement; accordingly, if Purchaser fails to promptly pay the Purchaser Termination Fee pursuant to Section 9.2(b) and, in order to obtain such payment, Allscripts LLC commences a suit which results in a judgment against Purchaser for the amount of the Purchaser Termination Fee set forth in Section 9.2(b), Purchaser shall pay Allscripts LLC’s reasonable costs and expenses (including reasonable attorneys’ fees and expenses of enforcement) in connection with such suit, together with interest on the amount owed at the prime lending rate prevailing at such time, as published in the Wall Street Journal from the date such amount was required to be paid until the date actually received by Allscripts LLC. Notwithstanding anything in this Agreement to the contrary, except in the case of Purchaser Fraud, in the event that the Purchaser Termination Fee becomes payable, then the Purchaser Termination Fee shall be the sole and exclusive remedy of Seller Group, Seller Parent and their Affiliates under this Agreement with respect to any breach or non-compliance by Purchaser of Section 4.3(a) (as it applies to compliance with Antitrust Laws) or Sections 4.4(a), 4.4(c), 4.4(e) and 4.4(f) (including with respect to the Debt Financing Sources). The damages resulting from termination of this Agreement under circumstances where a Purchaser Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to this Section 9.2 are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Seller Group, Seller Parent and their Affiliates for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement.

ARTICLE X
MISCELLANEOUS

Section 10.1        Entire Agreement; Assignment; Successors. This Agreement (including the Annexes and Exhibits hereto), the Seller Disclosure Schedule, the NDA and the other Transaction Documents constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede all other prior and contemporaneous agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof. This Agreement may not be assigned by operation of Law or otherwise; provided, however, that Purchaser may assign any or all of its rights and obligations under this Agreement to any Affiliate of Purchaser or any Person that acquires all or substantially all of the assets or capital stock of Purchaser; provided, further, that any such assignment will not relieve Purchaser of its obligations under this Agreement and any such designee executes a joinder to this Agreement. Any purported assignment of this Agreement in contravention of this Section 10.1 will be null and void and of no force or effect. Subject to the preceding sentences of this Section 10.1, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns. In the event of any conflict or inconsistency between the terms of this Agreement and the terms of any other Transaction Document, the terms of this Agreement will govern.

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Section 10.2        Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect, so long as the economic or legal substance of the transaction contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible, in a mutually acceptable manner, in order that the Transactions will be consummated as originally contemplated to the fullest extent possible.

Section 10.3        Notices. All notices and other communications hereunder will be in writing and will be deemed duly given (i) on the date of delivery if delivered personally, (ii) if by facsimile, upon electronic confirmation of receipt by facsimile, (iii) on the date delivered if sent by email (without receipt of a notice of failed delivery), (iv) on the first Business Day following the date of receipted delivery to a nationally recognized next-day courier, specifying overnight delivery or (v) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. In addition to the requirements of the immediately foregoing sentence, a copy (which copy will not constitute notice) of all notices and other communications hereunder will be sent by email, with the subject line “Project Yosemite Notice.” All notices hereunder will be delivered to the addresses set forth below:

(a)           if to Purchaser:

Hyland Software, Inc.

28500 Clemens Road

Westlake, OH 44145

E-mail: tim.pembridge@onbase.com

Attention: D. Timothy Pembridge

with a copy to (which copy will not constitute notice):

Baker & Hostetler LLP

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Key Tower

127 Public Square, Suite 2000

Cleveland, OH 44114-1214

Attn: Matthew D. Graban

Fax: (216) 696-0740

Email: mgraban@bakerlaw.com

(b)          if to Seller Group:

Allscripts Healthcare Solutions, Inc.

222 Merchandise Mart Plaza, Suite 2024

Chicago, IL 60654

Attention: General Counsel

Fax: (919) 800-6051

Email: brian.farley@allscripts.com

with a copy to (which copy will not constitute notice):

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

Attn: Matthew D. Costigan and Jacqueline K. McLaughlin

E-mail: mcostiga@winston.com and jmclaughlin@winston.com

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 10.4        Governing Law. This Agreement will in all respects be interpreted, construed and governed by and in accordance with the Laws of the State of Delaware without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware; provided that each of Seller Group and Seller Parent agree that all claims or causes of action brought by Seller Group or Seller Parent (whether at Law, in equity, in contract, in tort or otherwise) against any of the Debt Financing Sources relating to this Agreement, the Debt Commitment Letter or the Debt Financing shall be exclusively governed by, and construed in accordance with, the laws of the State of New York.

Section 10.5        Submission to Jurisdiction. The parties hereby irrevocably submit to the jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any Delaware state court or federal court of the United States located in the State of Delaware) solely in respect of the interpretation and enforcement of the provisions of this Agreement, the Transaction Documents and of the documents referred to in this Agreement and the Transaction Documents, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any Action for the interpretation or enforcement of this Agreement, the Transaction Documents or of any such other document, that it is not subject thereto or that such Action may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement, any Transaction Document or any such other document may not be enforced in or by such courts. The parties hereby consent to and grant any such court jurisdiction over the Person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Action in the manner provided in Section 10.3 as permitted by applicable Law, will be valid and sufficient service thereof. Notwithstanding anything to the contrary contained in this Agreement, Seller Group and Seller Parent (i) agree not to bring or support any Action, whether at Law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Sources relating to this Agreement, the Debt Commitment Letter or the Debt Financing or any of the transactions contemplated hereby or thereby (including but not limited to, any dispute arising out of or relating to the Debt Financing or the performance thereof), in any forum other than the United States Federal courts sitting in the Borough of Manhattan, New York County, State of New York; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan, New York County, State of New York.

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Section 10.6        Interpretation; Article and Section References. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. All references in this Agreement to Articles, Sections, subsections, clauses, Annexes, Exhibits and Schedules are references to Articles, Sections, subsections, clauses, Annexes, Exhibits and Schedules, respectively, in and to this Agreement, unless otherwise specified. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The words “include” or “including” mean “include, without limitation,” or “including, without limitation,” as the case may be, and the language following “include” or “including” will not be deemed to set forth an exhaustive list. The word “or” will not be limiting or exclusive. References to days are to calendar days; provided, that any action otherwise required to be taken on a day that is not a Business Day will instead be taken on the next Business Day. As used in this Agreement, the singular or plural number will be deemed to include the other whenever the context so requires. Any capitalized terms used in any Annex, Exhibit, Schedule or other Transaction Document but not otherwise defined therein will have the meaning as defined in this Agreement. All Annexes, Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. For the purposes of ARTICLE II, the term “Seller Group” means Seller Group and, solely to the extent related in each case to the ECM Business or the Transactions (as applicable), its Affiliates.

Section 10.7        No Third-Party Beneficiaries. This Agreement will be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns and, except as expressly provided in Section 8.2, nothing in this Agreement, express or implied, is intended to or will confer upon any other Person any legal or equitable rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; provided, that the Debt Financing Sources shall be third party beneficiaries entitled to enforce the provisions of this Section 10.7 and Sections 9.2(c), 10.4, 10.5, 10.9, 10.14 and 10.15.

Section 10.8        Counterparts; Electronic Signature. This Agreement may be executed in multiple counterparts, each of which will be deemed to be an original but all of which will constitute one and the same agreement. This Agreement may be executed by facsimile or electronic signature in portable document format (.pdf) and a facsimile or electronic signature in portable document format (.pdf) will constitute an original for all purposes.

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Section 10.9        Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed by an authorized representative of each of the parties; provided, that this Section 10.9 and Sections 9.2(c), 10.4, 10.5, 10.7, 10.14 and 10.15 (and any definition set forth in, or other provision of, this Agreement to the extent that an amendment or modification of such definition or other provision would amend or modify the substance of any such Section or such portion thereof) may not be amended, modified, terminated or waived in a manner that is adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources (and, in the absence of such prior written consent, any such amendment, modification or waiver shall be null and void).

Section 10.10    Specific Performance. Each of the parties hereby acknowledges and agrees that irreparable injury would occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, and that any breach of this Agreement could not adequately be compensated in all cases by monetary damages alone. Accordingly, the parties acknowledge and agree that, prior to a valid termination of this Agreement pursuant to Section 9.1, the parties will be entitled, without posting a bond or similar indemnity, to seek an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court as specified in Section 10.5 in addition to any other remedy to which they are entitled at law or in equity.

Section 10.11    Fees and Expenses. Except as otherwise provided herein, all fees and expenses incurred in connection with or related to this Agreement and the other Transaction Documents and the Transactions will be paid by the party incurring such fees or expenses, whether or not such transactions are consummated; provided, that in the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by any other party.

Section 10.12    Waivers. No failure or delay of a party in exercising any right or remedy hereunder will operate as a waiver thereof, nor will any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of any party to any such waiver will be valid only if set forth in a written instrument executed and delivered by such party.

Section 10.13    No Presumption Against Drafting Party. The parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any applicable Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

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Section 10.14    WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO (INCLUDING WITH RESPECT TO THE DEBT FINANCING, THE DEBT FINANCING SOURCES), IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HEREBY FURTHER AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 10.15    NO RECOURSE TO DEBT FINANCING SOURCES. Notwithstanding any provision of this Agreement to the contrary, each of Seller Parent and the Seller Group agrees on its behalf and on behalf of their respective Subsidiaries and other Affiliates that none of the Debt Financing Sources shall have any liability or obligation to any of Seller Parent or the Seller Group or any of their respective Subsidiaries or other Affiliates relating to this Agreement or any of the transactions contemplated hereby (including the Debt Financing and the Debt Commitment Letter), whether at law, in equity, in contract, in tort or otherwise. This Section 10.15 is intended to benefit and may be enforced by the Debt Financing Sources and shall be binding on all successors and assigns of each of Seller Parent, the Seller Group and their respective Subsidiaries and other Affiliates. Nothing in this Section 10.15 shall impact any of the rights and remedies of Purchaser and its Affiliates against the Debt Financing Sources, or any of the obligations that the Debt Financing Sources have to Purchaser and its Affiliates, in each case, under the Debt Commitment Letter, any definitive agreements with respect to the Debt Financing (or any Alternative Financing) or the Debt Financing (or any Alternative Financing).

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

HYLAND SOFTWARE, INC.

By:	/s/ CHRISTOPHER HYLAND
Name: Christopher Hyland
Title: Chief Financial Officer

ALLSCRIPTS HEALTHCARE, LLC

By:	/s/ RICHARD J. POULTON
Name: Rick Poulton
Title: President

ALLSCRIPTS SOFTWARE, LLC

By:	/s/ RICHARD J. POULTON
Name: Rick Poulton
Title: President

PF2 EIS LLC

By:	/s/ RICHARD J. POULTON
Name: Rick Poulton
Title: President

ALLSCRIPTS HEALTHCARE SOLUTIONS, INC.

By:	/s/ RICHARD J. POULTON
Name: Rick Poulton
Title: President

[Signature page to Asset Purchase Agreement.]

ANNEX A

CERTAIN DEFINITIONS

For the purposes of this Agreement, the following capitalized terms will have the meanings set forth below (which will apply equally to both the singular and plural forms of such terms):

“Accounts Receivable” means any trade accounts receivable, amounts to be paid for work in process and all other rights to payment owed to any member of Seller Group to the extent related to the ECM Business.

“Accrued Employee Bonus Amount” means the pro rata portion of the aggregate maximum annual bonuses set forth on Schedule 5.3(a)(ii), solely with respect to ECM Employees listed on such Schedule who become Transferred Employees, calculated by multiplying such aggregate amount by a fraction, the numerator of which is the number of days in the period beginning on January 1, 2018 and ending on the Closing Date and the denominator of which is 365.

“Acquisition Proposal” has the meaning set forth in Section 4.6.

“Action” means any claim, action, cause of action, suit, demand, inquiry, or legal, regulatory or administrative proceeding, or investigation by or before any Governmental Entity, or any other arbitration, mediation, or similar proceeding.

“Affiliate” means, with respect to any Person, a Person that, directly or indirectly, through one or more intermediaries Controls, is Controlled by or is under common Control with the first-mentioned Person; provided, that none of Change Healthcare, McKesson nor any of their respective Subsidiaries or Affiliates shall be deemed an Affiliate of any member of Seller Group or its Affiliates.

“Agreement” has the meaning set forth in the Preamble.

“Allocation Schedule” has the meaning set forth in Section 1.7.

“Allscripts LLC” has the meaning set forth in the Preamble.

“Allscripts Software” has the meaning set forth in the Preamble.

“Alternative Financing” has the meaning set forth in Section 4.10(b).

“Antitrust Laws” means the HSR Act and any other applicable antitrust, competition, trade regulation or merger control Law.

“Assignable ECM Contracts” has the meaning set forth in Section 5.12(c).

“Assignable Other Shared Contracts” has the meaning set forth in Section 5.12(b).

“Assigned Contract Rights” has the meaning set forth in the definition of “Purchased Assets.”

“Assignment and Assumption Agreement” means the assignment and assumption agreement in substantially the form attached hereto as Exhibit C.

“Assumed Liabilities” has the meaning set forth in Section 1.3.

“Assumed Retention Bonuses” has the meaning set forth in Section 1.3(d).

“Assumed Software Expense” has the meaning set forth in Section 1.3(b).

“Balance Sheet Date” means December 31, 2017.

“Basket” has the meaning set forth in Section 8.2(c).

“Bill of Sale” means the bill of sale in substantially the form attached hereto as Exhibit D.

“Business Day” means a day, other than a Saturday or Sunday, on which banks are open for business in the State of Illinois and Ohio.

“Cap” has the meaning set forth in Section 8.2(c).

“Cash” means cash and cash equivalents, bank accounts and securities owned, held or used by Seller Group, determined in accordance with the accounting methodologies used in the Financial Information.

“Cause” has the meaning set forth in Section 5.9.

“Change Healthcare” means Change Healthcare LLC (f/k/a PF2 NewCo LLC), a Delaware limited liability company, or any of its Subsidiaries.

“Claim Notice” has the meaning set forth in Section 8.3(a).

“Closing” has the meaning set forth in Section 7.1.

“Closing Date” has the meaning set forth in Section 7.1.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commercially Available Technology” means Technology and related Intellectual Property Rights owned by a third party and used in the operation of the ECM Business that is generally available on a commercial basis, has been licensed to a member of Seller Group for internal use on a non-exclusive basis, and is not customized for the ECM Business.

“Company Offerings” means the offerings set forth on Annex B.

A-2

“Competing Business” means the business of providing (i) enterprise document and records management software in any healthcare setting, or (ii) remote hosting and IT outsourcing for products of the type described in clause (i). The term “healthcare setting” as used in this Agreement includes, but is not limited to, administrative solutions (including but not limited to Accounts Payable, Human Resources, Medical Staff Credentialing and Contract Management), any hospital or urgent care facility, any ambulatory/out-patient physician practice, including any specialty (e.g., oncology, gastroenterology, ophthalmology, urology, neurology, rheumatology) or any pharmacy (e.g., retail, specialty or hospital), laboratory, or post-acute care settings.

“Confidentiality Agreement” has the meaning set forth in Section 5.1.

“Consents” means consents, assignments, Permits, Orders, certifications, concessions, franchises, approvals, authorizations, registrations, filings, registrations, waivers, clearances, declarations or filings with, of or from any Governmental Entity, parties to Contracts or any third Person.

“Contract” means any legally binding contract, subcontract, agreement, instrument, option, lease, sublease, license, sales and purchase order, warranty, note, bond, mortgage, indenture, obligation, commitment, arrangement undertaking or understanding, including any amendments, modifications, and supplements, in each case, thereto.

“Control” (including the terms “controlled by” and “under common control with) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by Contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Copyleft License” means an “open source” Software license that requires, as a condition of use, modification and/or distribution of the Software distributed under such license, that other Software linked to, integrated with, or derived from such Software also be distributed under such license or be made available or distributed in source code form.

“Copyrights” means copyrights and ancillary rights with respect to Works of Authorship and all registrations thereof and applications therefor throughout the world including moral and economic rights of authors and inventors, however denominated.

“Credits” means customary credits given to customers in the ordinary course of business solely relating to the ECM Business.

“Customer Negative Credit Balance” means, for any particular customer of the ECM Business, any aggregate negative receivable balance of such customer (i.e., amount payable by Seller Group to such customer) as shown on the books and records of Seller Group.

“Databases” means databases and other compilations and collections of data or information.

“De Minimis Amount” has the meaning set forth in Section 8.2(c).

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“Debt Commitment Letter” has the meaning set forth in Section 3.5.

“Debt Financing” has the meaning set forth in Section 3.5.

“Debt Financing Sources” means the Persons that have committed to provide the Debt Financing (including the parties to the Debt Commitment Letter, any joinder agreements, credit agreements or other definitive agreements relating thereto) and their respective Affiliates and such entities’ (and their respective Affiliates’) Representatives (current, future or former) involved in the Debt Financing, any Alternative Financing, and their respective successors and permitted assigns.

“Deferred Revenue Amount” means the sum of (i) forty percent (40%) of the amount of collected deferred revenue of Seller Group for maintenance services included in the Company Offerings, and (ii) one hundred percent (100%) of collected deferred revenue of Seller Group for any other services included in the Company Offerings, in each case (A) calculated in accordance with GAAP consistent with past practices excluding the impact of any purchase accounting fair value adjustments, and (B) excluding any deferred revenue represented by ECM Receivables. For the avoidance of doubt, Deferred Revenue Amount shall not include any deferred revenue of Seller Group for software.

“Direct Claim” has the meaning set forth in Section 8.3(a).

“Dollars” or “$” means the lawful currency of the United States, and all references to monetary amounts herein will be in Dollars unless otherwise specified herein.

“Domain Names” means Internet domain names, uniform resource locators, and other names and locators associated with the Internet, and all worldwide rights in, arising out of, or associated therewith.

“ECM Business” has the meaning set forth in the Recitals.

“ECM Contractor” has the meaning set forth in Section 2.8(a).

“ECM Customer Contracts” means all Contracts with customers of Seller Group or its Affiliates which include terms or provisions relating to the sale, license, maintenance or provision of any Company Offerings.

“ECM Employee” means each employee of any member of Seller Group who is regularly scheduled to spend the majority of his or her working time in support of the ECM Business.

“ECM Employee Plans” has the meaning set forth in Section 2.7(a).

“ECM Licensed Intellectual Property” means all of the Technology and Intellectual Property Rights owned by a third party and licensed or sublicensed to the ECM Business or for which Seller Group has obtained a license, right, authorization or covenant not to be sued, primarily relating to the ECM Business, including the Contracts listed on Schedule 1.1(e).

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“ECM Owned Intellectual Property” means all Technology and Intellectual Property Rights owned, or purported to be owned, by Seller Group that primarily relate to the ECM Business, including all Technology and Intellectual Property Rights set forth or listed on Schedule 1.1(e).

“ECM Receivables” means all Accounts Receivable included in the Purchased Assets.

“ECM Software” means Software or other Technology included in the Company Offerings and owned (or purported to be owned), developed, used, marketed, distributed, licensed, or sold by any member of Seller Group (other than Commercially Available Technology).

“Effective Time” has the meaning set forth in Section 7.1.

“EIS” has the meaning set forth in the Preamble.

“Employee Schedule” has the meaning set forth in Section 2.8(a).

“Encumbrance” means any charge, condition, mortgage, lien, deed of trust, option (including any right to acquire), proxy, voting trust, pledge, hypothecation, pre-emptive right, security interest, easement, encroachment, right of first refusal or first offer, or any other similar restriction or encumbrance, including any restriction on or transfer or other assignment, as security or otherwise, or any agreement to create any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any trade or business, whether or not incorporated, under common control with any member of Seller Group and that, together with any member of Seller Group, is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Estimated Purchase Price” has the meaning set forth in Section 1.5(b).

“Excluded Assets” has the meaning set forth in Section 1.2.

“Excluded Liabilities” has the meaning set forth in Section 1.4.

“Excluded Services” means accounting and audit services; treasury and banking services; insurance services; HR systems and administration, including payroll and benefits administration; travel and entertainment; tax services; executive and management services; legal services; risk management services; environmental, health and safety services; and corporate marketing, corporate strategy and corporate development services.

“FDA” has the meaning set forth in Section 2.18(a).

“Fee Letter” has the meaning set forth in Section 3.5.

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“Final Allocation Schedule” has the meaning set forth in Section 1.7.

“Financial Information” means the unaudited statement of assets and liabilities of the ECM Business, as of December 31, 2017, and the statements of revenue and bookings of the ECM Business attached to Section 2.12(a) of the Disclosure Schedule for the year ended December 31, 2017.

“Fraud” means actual and intentional fraud by an agent of the Seller Group with respect to the making of the representations and warranties pursuant to Article II, provided that such actual and intentional fraud of the Seller Group shall only be deemed to exist if such agent had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such party pursuant to Article II were actually breached when made, with the express intention that Purchaser rely thereon to its detriment.

“Fundamental Representations” has the meaning set forth in Section 8.1(b)(i).

“GAAP” means generally accepted accounting principles in the United States.

“Government Health Care Program” shall mean a federal or state health care program as defined by 42 U.S.C. § 1320a-7b(f) and any implementing regulations thereto, including, but not limited to Medicare, Medicaid, the Children’s Health Insurance Program (CHIP), the U.S. Department of Veterans Affairs, TRICARE and similar or successor programs that are funded, in whole or in part, by the government of the United States of America.

“Governmental Entity” means any federal, national, supranational, state, provincial, local or similar government (or political subdivision thereof), governmental, regulatory, administrative or quasi-governmental authority, branch, board, office agency, commission or other body, or any court, tribunal, or arbitral or judicial body (including any grand jury), whether domestic or foreign, including any securities exchange, any university, college, other educational institution, research center or other similar research funding authority, and any taxing body or authority, and any instrumentality of any of the foregoing or any other entity, body or organization exercising governmental or quasi-governmental power or authority, including any electronic health record technology accreditation or certification body.

“Healthcare Laws” means all foreign, federal, state, and local Laws, whether criminal or civil, relating to the regulation, provision or administration of, or billing or payment for, healthcare products or services, including but not limited to: (i) the Medicare and Medicaid Statutes (Titles XVIII and XIX of the Social Security Act); (ii) TRICARE (10 U.S.C. Section 1071 et seq.); (iii) Veterans Health Administration Program (38 U.S.C. Chapter 17); (iv) fraud and abuse law, including the federal Anti-Kickback Statute (42 U.S.C. §1320a-7b(b)), the federal criminal False Statements Law (42 U.S.C. §1320a-7b(a)), the federal Civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the federal Civil Monetary Penalties law (42 U.S.C. § 1320a-7a), the federal Exclusion Laws (42 U.S.C. § 1320a-7), the federal Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), the federal Stark Law (42 U.S.C. § 1395nn), and all criminal laws relating to health care fraud and abuse (e.g., 18 U.S.C. §§ 286, 287, 664, 666, 669, 1001, 1035, 1341, 1343, 1347); (v) the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), including 45 C.F.R. Parts 160, 162 and 164 (the “HIPAA Rules”) and the healthcare fraud criminal provisions under HIPAA (42 U.S.C. §1320d et seq.); (vi) the Public Health Service Act (42 U.S.C. § 201 et seq.); (vii) the American Recovery and Reinvestment Act of 2009 and the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, including but not limited to provisions governing the “meaningful use” of electronic health records, 42 C.F.R. Part 495; (viii) all Laws relating to the provision or administration, payment, coverage, coding or reimbursement of healthcare products or services; and (ix) the federal Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq.); each of (i) through (ix) as amended from time to time; and all comparable foreign, federal, state and local Laws for any of the foregoing and the rules, regulations, and guidance promulgated pursuant to all such Laws, each as amended from time to time.

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“HSR Act” has the meaning set forth in Section 2.4(b).

“Inbound License Agreement” means any Contract pursuant to which a third party has granted or agreed to grant to any member of Seller Group any license or right to use, practice, or resell, or covenant not to assert or enforce, any ECM Licensed Intellectual Property.

“Indebtedness” means, without duplication: (a) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of each member of Seller Group, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks, financial institutions or otherwise (in each case, whether short-term or long-term); (b) all deferred indebtedness of each member of Seller Group for the payment of the purchase price of property or assets purchased (other than accounts payable incurred in the ordinary course of business); (c) all obligations of each member of Seller Group to pay amounts under capital leases; (d) all outstanding reimbursement obligations of each member of Seller Group with respect to letters of credit, surety bonds, bankers’ acceptances or similar facilities issued for the account of any member of Seller Group; (e) all obligations of each member of Seller Group under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks; (f) all obligations secured by any Encumbrance existing on any Purchased Assets; (g) all guaranties, endorsements, assumptions and other contingent obligations of each member of Seller Group in respect of, or to purchase or to otherwise acquire, the indebtedness of others; (h) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (regardless if any of such are actually paid), as a result of the consummation of the transactions contemplated by the Agreement or in connection with any lender consent; and (i) all obligations of each member of Seller Group, whether interest bearing or otherwise, owed to Seller Group or any Affiliate of Seller Group.

“Indemnified Party” has the meaning set forth in Section 8.3(a).

“Indemnifying Party” has the meaning set forth in Section 8.3(a).

“Indemnitees” means Purchaser Indemnitees and Seller Indemnitees.

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“Independent Accountant” has the meaning set forth in Section 1.6(d).

“Intellectual Property Assignment” means the intellectual property assignment in substantially the form attached hereto as Exhibit E.

“Intellectual Property License Agreement” means the intellectual property license agreement in substantially the form attached hereto as Exhibit F.

“Intellectual Property Rights” means any and all industrial and intellectual property rights and all rights associated therewith, throughout the world, including all (i) Patents; (ii) Copyrights; (iii) other rights with respect to Software and other Technology, including registrations of rights with respect to Software and applications for rights with respect to Software; (iv) industrial design rights and registrations thereof and applications therefor; (v) rights with respect to Trademarks, and all registrations thereof and applications therefor; (vi) rights with respect to Domain Names, including registrations thereof and applications therefor; (vii) rights with respect to Trade Secrets, including rights to limit the use or disclosure thereof by any Person; (viii) rights with respect to Databases, including registrations thereof and applications therefor; and (ix) any rights equivalent to any of the foregoing.

“IRS” means the U.S. Internal Revenue Service.

“IT Systems” has the meaning set forth in Section 2.17(d).

“Joint Use and Occupancy Agreement” means the joint use and occupancy agreement in substantially the form attached hereto as Exhibit G.

“Knowledge” or any similar phrase means with respect to Seller Group, (a) the knowledge, after reasonable inquiry, of Walter Reid, Nimesh Shah, Rupa Chakravarty, Tom Sullivan, Derek Walker, Derek Everett, Mary Jo Ellis and Dean Walker (the “Knowledge Parties”) when qualifying a statement other than one with respect McKesson and (b) the actual knowledge without independent investigation (and shall in no event encompass constructive, imputed or similar concepts of knowledge) of the Knowledge Parties when qualifying a statement with respect to McKesson.

“Law” means any federal, state, territorial, foreign, local, municipal or other law (including common law), statute, constitution, act, law, treaty, ordinance, regulation, administrative interpretation, directive, license, permit, rule, code, executive order, injunction, judgment, edict, decree, writ, or other requirement, including any successor provisions thereof, issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of Governmental Entity.

“Leased Properties” has the meaning set forth in Section 2.15.

“Leases” has the meaning set forth in Section 2.15.

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise and whether or not the same is required to be accrued on the financial statements of such Person.

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“Licensed Company Offerings” has the meaning set forth in Section 5.6(b).

“Licensed Seller-Retained Trademarks” has the meaning set forth in Section 5.6(b).

“Losses” means any and all deficiencies, judgments, settlements, assessments, liabilities, losses, damages, fines, penalties, costs, expenses (including reasonable legal, accounting and other costs and expenses of professionals, including those incurred in connection with, defending, settling or otherwise satisfying any and all Actions, assessments, judgments or appeals, and in seeking indemnification therefor), and interest on any of the foregoing to the extent that interest is awarded thereon, in each case, to the extent recoverable under applicable Law, but excluding any exemplary, special, remote, speculative, punitive or treble damages (other than any such damages payable to a third Person), it being understood that harm to reputation constitute remote damages.

“made available” (or words of similar import) means that, on or before 1:00 p.m. Eastern time on the Business Day immediately preceding the date of this Agreement, Seller Group has posted complete and correct copies of such materials to the virtual data room managed by Seller Group, provided, that Purchaser will have been granted access to such virtual data room prior to such time in connection with the Transactions.

“Marketing Period” means the first period of 20 consecutive Business Days following the date of this Agreement beginning on the first day on which Seller Group has delivered the Required Financing Information; provided, that the Marketing Period will not be deemed to commence if prior to the completion of the Marketing Period, Seller Group is required to restate any of its historical financial statements or any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the relevant financial statements have been amended or Seller Group has informed Purchaser that it has concluded that no restatement shall be required in accordance with GAAP; provided, further, that the Marketing Period shall end on any earlier date on which the Debt Financing is consummated; provided, further, that the Marketing Period shall not commence prior to March 5, 2018 and May 25, 2018 shall not constitute a Business Day for purposes of such Marketing Period; provided, further, that if Seller Group in good faith reasonably believes it has delivered the applicable Required Financing Information, it may deliver to Purchaser written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date specified in that notice unless Purchaser in good faith reasonably believes Seller Group has not completed delivery of the Required Financing Information and, within three (3) Business Days after the delivery of such notice by Seller Group, delivers a written notice to Seller Group to that effect (stating with reasonable specificity which Required Financing Information Purchaser reasonably believes Seller Group has not delivered).

“Material Adverse Effect” means any changes, circumstances, conditions, events, effects, states of facts or occurrences that, individually or in the aggregate, have had or would reasonably be expected to have, a material adverse effect on (a) the business, financial condition, assets, liabilities, or results of operations of the ECM Business, taken as a whole, or (b) the ability of any member of Seller Group to consummate the Transactions; provided, however, that a “Material Adverse Effect” will not include changes, conditions, events, circumstances, effects, or occurrences (individually or taken together) resulting from or arising out of (i) any change generally affecting the industries in which the ECM Business operates; (ii) any change in the financial, banking, credit or securities markets or any change in general international, national, or regional economic or financial conditions; (iii) the announcement or consummation of the Transactions, including the impact thereof on the relationships of the ECM Business with employees, customers, suppliers, vendors or other similar third parties, (iv) any changes in any industry standards; (v) any changes in any applicable Laws or Orders; (vi) any changes in GAAP; (vii) any changes in general political conditions, including acts of terrorism, declaration or commencement of a new war, material escalation of current wars, or other global unrest or international hostilities; (viii) earthquakes, hurricanes, floods, acts of God, or other natural disasters; (ix) compliance with the terms of the Transaction Documents (including any action required by this Agreement or for which Purchaser has specifically requested in writing); or (x) the failure or inability of the ECM Business to meet any projections, forecasts, or estimates of revenues or earnings (provided that the underlying cause or basis for the ECM Business to meet such projections or forecasts or revenue or earnings predictions shall not be excluded by this clause (x)); provided, further, however, that in the case of each of the foregoing clauses (i), (iv), (vii) and (viii) only, any such change, event, circumstance, occurrence, effect, condition or state of facts shall be excluded only if it occurs after the date hereof and does not disproportionately affect the ECM Business as a whole relative to other companies operating in the ECM Business’ industry.

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“Material Contract(s)” has the meaning set forth in Section 2.11(a).

“McKesson” means McKesson Corporation, a Delaware corporation, PF2 McKesson Technologies Inc., a Delaware corporation, and McKesson Financial Holdings Unlimited Company, a company incorporated under the laws of Ireland.

“McKesson Agreement” means that certain Purchase Agreement, dated as of August 1, 2017, by and between Allscripts LLC and McKesson.

“McKesson Corporation” means McKesson Corporation, a Delaware corporation.

“McKesson Cross License” has the meaning set forth in Section 1.2(c).

“McKesson-Retained Intellectual Property” has the meaning set forth in Section 1.2(c).

“McKesson Transaction Closing Date” means October 2, 2017.

“NDA” has the meaning set forth in Section 5.1.

“Net Working Capital” means (a) the sum of the aggregate amount of trade accounts receivable (excluding any Customer Negative Credit Balances), unbilled revenue and prepaid software and other expenses of the ECM Business minus (b) the aggregate amount of accrued software expenses of the ECM Business, in each case as calculated in accordance with GAAP, including the accounting methodologies used in the Financial Information to the extent in accordance with GAAP, but only using those general ledger accounts used in the sample statement of Net Working Capital attached hereto as Annex C. Notwithstanding anything to the contrary contained herein, Net Working Capital shall not include any deferred revenue liability or allowance for doubtful accounts.

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“Net Working Capital Deficiency” means the amount (if any) by which Net Working Capital is less than Target Net Working Capital.

“Net Working Capital Surplus” means the amount (if any) by which Net Working Capital is greater than Target Net Working Capital.

“Netsmart” has the meanings set forth in Section 5.8(a).

“Non-Assignable ECM Shared Contracts” has the meaning set forth in Section 5.12(e).

“Non-Assignable Other Shared Contracts” has the meaning set forth in Section 5.12(d).

“Non-Assignable Shared Contracts” has the meaning set forth in Section 5.12(e).

“Notice of Disagreement” has the meaning set forth in Section 1.6(b).

“Offered Employees” has the meaning set forth in Section 5.3(a).

“Other Shared Contracts” means all Contracts of Seller Group relating in part to the ECM Business, but not exclusively relating to the ECM Business, and not otherwise referred to in clause (c) of the definition of “Purchased Assets” but excluding all corporate-level software licenses.

“Open Source Software” means any Software or other material distributed as “free software,” “open source software” or under “copyleft” or other similar licensing or distribution terms or under any license approved by the Open Source Initiative as set forth at www.opensource.org, including the following licenses: GNU General Public License (GPL), GNU Lesser General Public License (LGPL), GNU affero General Public License (AGPL), MIT License (MIT), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL) and the Apache License.

“Order” means any writ, judgment, decision, decree, assessment, award, order, injunction, ruling or similar order of any federal, state or local court or Governmental Entity, in each case that is preliminary or final.

“Outbound License Agreement” means any Contract pursuant to which any member of Seller Group has granted or agreed to grant to any third party any license or right to use or practice, or covenant not to assert or enforce, any ECM Owned Intellectual Property.

“Patents” means issued patents (including utility patents, plant patent, and design patents), patent applications, utility models and applications for utility models, and: (i) all divisionals, continuations and continuations-in-part, and foreign counterpart applications related to any of the foregoing, (ii) all patents issuing on any patent applications included in any of the foregoing, (iii) all reissues, reexaminations, extensions, divisions, renewals, provisionals, continued prosecution applications, requests for continued examination, and registrations of or to any of the foregoing, and (iv) all foreign counterparts related to any of the foregoing.

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“Permits” means any consent, approval, authorization, license, franchise, certificate, certification, registration, qualification or permit of any Governmental Entity.

“Permitted Encumbrances” means (i) Encumbrances for Taxes that are being contested in good faith and for which appropriate reserves have been established in the Financial Information and other governmental charges and assessments that are not yet delinquent or the validity or amount of which is being contested in good faith by appropriate proceedings; (ii) Encumbrances of landlords and liens of carriers, warehousemen, mechanics and materialmen arising in the ordinary course of business securing payments not yet due and payable; (iii) Encumbrances of record identified in any real property title reports which Encumbrances (x) are not for an ascertainable monetary value and (y) do not individually or in the aggregate materially affect the use of the properties or assets subject thereto or otherwise impair the business operations of Seller Group thereat; (iv) present and future zoning, building codes and other applicable land use Law regulating the use or occupancy of the Leased Properties or the activities conducted thereon; (v) Encumbrances that will be released prior to or as of the Closing; (vi) Encumbrances arising under any applicable securities Laws; (vii) Encumbrances arising under any of the Transaction Documents; (viii) any nonexclusive licenses extended in the ordinary course of business; and (ix) Encumbrances identified in Section 2.11(a)(i) of the Seller Disclosure Schedule.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other legal entity including any Governmental Entity.

“Personal Information” means any information in any form or format that identifies or could reasonably be used to identify an individual (including but not limited to Protected Health Information and all financial, billing and medical information).

“Phase-Out Period” has the meaning set forth in Section 5.6(a).

“Preliminary Post-Closing Statement” has the meaning set forth in Section 1.6(a).

“Privacy Commitments” has the meaning set forth in Section 2.17(a).

“Privacy Laws” means (x) Laws or standards imposed by self-regulatory organizations that apply to the processing of Personal Information and include (i) the Gramm-Leach-Bliley Act, 15 U.S.C. § 6801 et seq., (ii) HIPAA, HITECH and the HIPAA Rules, (iii) the Public Health Service Act, 42 U.S.C. §§ 290dd-3, 290dee-3, including 42 C.F.R. Part 2; (iv) provisions governing the “meaningful use” of electronic health records under the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, including 42 C.F.R. Part 495; (v) the Payment Card Industry Data Security Standard (“PCI-DSS”) and all rules and operating regulations of the credit card associations (such as Visa, MasterCard, American Express or Discover Network); (vi) the Federal Trade Commission Act, 15 U.S.C. § 41, et seq.; (vii) the federal Telephone Consumer Protection Act; (viii) the Data Protection Directive 95/46/EC and ePrivacy Directive 2002/58/EC as implemented by countries within the European Economic Area; and each of (i) through (viii) as amended from time to time; (y) all implementing regulations, regulatory guidance and requirements and contractual requirements relating to privacy and data security pursuant to all such Applicable Laws, each as amended from time to time, and (z) all other comparable foreign, federal, state and local Laws, each as amended from time to time, for any of the foregoing.

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“Property Taxes” has the meaning set forth in Section 5.4(b).

“Protected Health Information” has the meaning given to it under HIPAA (45 C.F.R. § 160.103) and includes electronic protected health information.

“Purchase Price” has the meaning set forth in Section 1.5(a).

“Purchaser Fraud” means actual and intentional fraud by an agent of Purchaser with respect to the making of the representations and warranties pursuant to Article III, provided that such actual and intentional fraud of Purchaser shall only be deemed to exist if such agent had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such party pursuant to Article III were actually breached when made, with the express intention that Seller Group rely thereon to its detriment.

“Purchased Assets” means the following rights and assets held or used by Seller Group or any of its Affiliates, as the same shall exist as of the Closing:

(a)                All Accounts Receivable, and any security, claim, remedy or other right to the extent related thereto;

(b)               all prepaid expenses, credits, advance payments, claims, security, refunds, rights of recovery, rights of set-off, rights of recoupment, deposits, charges, sums and fees (excluding any such item relating to the payment of Taxes) to the extent related to the ECM Business;

(c)                other than under any Contract listed on Schedule 1.2(f), all rights (i) under all Contracts used or held for use exclusively in, or relating exclusively to, the operation or conduct of the ECM Business, (ii) to the extent relating to the ECM Business under any ECM Customer Contracts and (iii) to the extent relating to the ECM Business under all other Contracts listed on Schedule 1.1(c) (as such schedule may be supplemented prior to or after to the Closing Date by Purchaser, other than the addition of any Contract relating to any Excluded Services) (the “Assigned Contract Rights”);

(d)               all Seller Group Permits primarily relating to the ECM Business, to the extent transferrable;

(e)                all Transferred Intellectual Property;

(f)                all fixtures, computers, servers, equipment, and systems used primarily by Seller Group in the ECM Business, including those items listed on Schedule 1.1(f);

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(g)               all rights to any Actions of any nature available to or being pursued by Seller Group to the extent related to the ECM Business, the Purchased Assets or the Assumed Liabilities, whether arising by way of counterclaim or otherwise; and

(h)               all goodwill attributable to the ECM Business and the going concern value of the ECM Business.

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser 401(k) Plan” has the meaning set forth in Section 5.3(d).

“Purchaser Indemnitees” has the meaning set forth in Section 8.2(a).

“Purchaser Material Adverse Effect” means any change, condition, event, effect, or occurrence that has a material adverse effect on the ability of Purchaser to consummate the Transactions.

“Purchaser Plans” has the meaning set forth in Section 5.3(c).

“Purchaser Termination Fee” has the meaning set forth in Section 9.2(b).

“Purchaser’s Purchase Price Calculation” has the meaning set forth in Section 1.6(a).

“Reasonable Efforts” means the obligated party is required to make a diligent, reasonable and good faith effort to accomplish the applicable objective. Such obligation, however, does not require any expenditure of funds or the incurrence of any Liability on the part of the obligated party that, in each case, is unreasonable in light of the related objective, nor does it require that the obligated party act in a manner which would otherwise be contrary to prudent business judgment in light of the objective attempted to be achieved. The fact that the objective is not actually accomplished is not dispositive evidence that the obligated party did not in fact utilize its Reasonable Efforts in attempting to accomplish the objective.

“Registered Intellectual Property” means all Intellectual Property Rights included in the ECM Owned Intellectual Property that are registered or the subject of an application filed with a Governmental Entity. The Registered Intellectual Property excludes the Seller-Retained Trademarks.

“Regulations” means the Treasury Regulations (including Temporary Regulations) promulgated by the U.S. Department of Treasury with respect to the Code or other federal tax statutes.

“Representatives” means, with respect to any Person, such Person’s officers, directors, principals, employees, counsel, advisors, auditors, agents, consultants, bankers and other representatives.

“Required Financing Information” means (a) the financial information regarding the ECM Business necessary to satisfy the condition set forth in paragraph 5(a) of Exhibit C to the Debt Commitment Letter (it being understood and agreed that the Seller Group has provided such information) and (b) the financial information regarding the ECM Business necessary for Purchaser to prepare any pro forma financial statements for historical periods required by paragraph 5(b) of Exhibit C to the Debt Commitment Letter (provided, for the avoidance of doubt, that Seller Group shall not be responsible for the preparation of such pro forma financial statements or any related pro forma adjustments).

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“Restricted Activities” means the engagement, directly or indirectly, in a Competing Business in the Restricted Territories.

“Restricted Territories” means the United States and Canada.

“Seller Accounts” has the meaning set forth in Section 1.5(c).

“Seller Disclosure Schedule” has the meaning set forth in the introduction to ARTICLE II.

“Seller Employee Plan” has the meaning set forth in Section 2.7(a).

“Seller Group” has the meaning set forth in the Preamble.

“Seller Group Permit” has the meaning set forth in Section 2.5(b).

“Seller Group Time-Off Benefits” has the meaning set forth in Section 5.3(c).

“Seller Indemnitees” has the meaning set forth in Section 8.2(b).

“Seller Notice Period” has the meaning set forth in Section 1.6(b).

“Seller Parent” has the meaning set forth in the Preamble.

“Seller-Retained Trademarks” means any Domain Names, Trademarks and other names (i) used or held for use by any member of Seller Group in its respective businesses (other than the ECM Business), including “Allscripts” even if used in connection with any Trademarks included in the Purchased Assets or the ECM Business or the Company Offerings, or (ii) that incorporate Seller Parent’s brand name, including the word “Allscripts” and any Trademarks related to or confusingly similar with Seller Parent’s brand name, whether or not used or held for use by the ECM Business or used in combination or connection with the Purchased Assets, the ECM Business or the Company Offerings.

“Seller Transaction Expenses” means the aggregate amount payable by Seller Group in investigating, pursuing or consummating the Transactions in respect of: (i) all legal, accounting, tax, financial advisory, consulting, investment banking, brokerage and other third-party costs, fees and expenses incurred; (ii) all sale, “stay-around,” retention, change of control, severance or similar bonuses or amounts that will or may become payable in connection with or as a result of the consummation of the Transactions (for the avoidance of doubt, excluding the Assumed Retention Bonuses); and (iii) the employer portion of employment Taxes payable in connection with the payments described in clause (ii).

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“Significant Customers” has the meaning set forth in Section 2.19.

“Significant Suppliers” has the meaning set forth in Section 2.19.

“Software” means all (i) computer programs and other software, including firmware and microcode, and including software implementations of algorithms, software models and software methodologies, whether in source code, object code or other form, including software libraries, subroutines and other components thereof; (ii) computerized Databases and other computerized compilations and collections of data or information, including all data and information included in such Databases, compilations or collections; (iii) user interfaces, command structures, report formats, templates, menus, buttons and icons, in each case, relating to computer programs and other software; (iv) flow charts, architectures, development tools and other materials used to design, organize and develop any of the foregoing; and (v) all documentation, including development, diagnostic, support, user and training documentation related to any of the foregoing.

“Straddle Period” has the meaning set forth in Section 5.4(b).

“Subsidiary” of Seller Parent, Purchaser or any other Person means any Person of which Seller Parent, Purchaser or any such other Person, as the case may be (either alone or through or together with any other Subsidiary), (i) owns, directly or indirectly, fifty percent (50%) or more of the share capital or other equity interests that are generally entitled to vote for the election of the board of directors or other governing body of such Person, or (ii) has the contractual or other power to designate a majority of the board of directors or other governing body (and, where the context permits, includes any predecessor of such an entity); provided, that neither Change Healthcare nor any of its Subsidiaries or Affiliates shall be a Subsidiary of any member of Seller Group or their Affiliates.

“Target Business” has the meaning set forth in Section 5.8(ii).

“Target Net Working Capital” means $20,093,000.

“Tax” or “Taxes” means all direct and indirect statutory, governmental, federal, provincial, state, local, municipal, non-U.S. and other net income, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security, employee-related social charges or contributions, excise, severance, escheat or unclaimed property, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, contributions, rates, levies or assessments imposed by a Governmental Entity, together with any interest and any penalties, or additions to tax imposed with respect thereto.

“Tax Return” means any return, report, and forms required to be filed with a Governmental Entity under applicable Law with respect to Taxes, including any amendments thereof, and schedules and attachments thereto.

“Taxable Period” means a taxable year or any other period of time which forms the basis on which any periodic liability for Tax is determined under any applicable statute, rule or regulation.

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“Taxing Authority” means any Governmental Entity having authority with respect to Taxes.

“Technology” means any and all (i) technology, formulae, algorithms, procedures, processes, methods, techniques, ideas, creations, know-how, inventions, discoveries, APIs, apparatus, diagrams, logos, marks, network configurations and architectures, proprietary information, protocols, Software, URLs, web sites, social media accounts, and improvements (whether patentable or unpatentable and whether or not reduced to practice); (ii) technical, engineering, manufacturing, supplier and other information and materials; (iii) specifications, designs, models, devices, prototypes, schematics, and tangible development tools; (iv) Works of Authorship; (v) Databases; (vi) Trade Secrets; and (vii) tangible embodiments of any of the foregoing, in any form or media, whether or not specifically listed herein.

“Termination Date” has the meaning set forth in Section 9.1(b).

“Third-Party Claim” has the meaning set forth in Section 8.3(a).

“Time-Off Benefits” has the meaning set forth in Section 5.3(c).

“Trade Secrets” means information that (i) derive independent economic value, actual or potential, from not being generally known to or readily ascertainable through appropriate means by other Persons who can obtain economic value from its disclosure or use and (ii) is the subject of efforts that are reasonable under the circumstances to maintain their secrecy, which includes but is not limited to, proprietary information, know how, technical data, proprietary processes and formulae, algorithms, specifications, customer lists and supplier lists.

“Trademarks” means trademarks, service marks, logos and design marks, trade dress, trade names, fictitious and other business names, slogans, Domain Names, and brand names, and product and technology designations, or any other indicator of source or origin, together with all goodwill associated with any of the foregoing, and any and all common law rights, registrations, and applications therefor.

“Transaction Documents” means this Agreement, the Seller Disclosure Schedule, the Bill of Sale, the Assignment and Assumption Agreement, the Joint Use and Occupancy Agreement, the Transition Services Agreement, the Intellectual Property Assignment, the Confidentiality Agreement, the Intellectual Property License Agreement and each of the other agreements, certificates, documents and instruments contemplated hereby and thereby to be entered into or delivered in connection with the Transactions, including all Annexes, Schedules and Exhibits hereto and thereto.

“Transactions” means the transactions contemplated by the Transaction Documents.

“Transfer Taxes” means any transfer, documentary, real estate transfer, sales, use, stamp, duty, and other similar Taxes (including any penalties and interest) incurred or that may be payable in connection with the transfer of the Purchased Assets pursuant to this Agreement; provided, however, Transfer Taxes will not include value added tax.

“Transferred Employee” has the meaning set forth in Section 5.3(a).

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“Transferred Intellectual Property” means the ECM Owned Intellectual Property (excluding Seller-Retained Trademarks) and the ECM Licensed Intellectual Property (excluding McKesson-Retained Intellectual Property).

“Transition Services Agreement” means the agreement in substantially the form attached hereto as Exhibit H.

“Triggered Severance Obligation” means the aggregate amount of severance obligations of the Seller Group payable under the applicable Seller Employee Plan to ECM Employees who are not Offered Employees and whose employment is terminated by Seller Group as of the Closing Date.

“WARN Act” has the meaning set forth in Section 2.8(f).

“Works of Authorship” means Software, documentation, websites, content, images, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, mask works, and other works of authorship and copyrightable subject matter.

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